Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

GRAFTECH INTERNATIONAL LTD.

at

$5.05 Per Share in Cash

by

BCP IV GRAFTECH HOLDINGS LP

and

ATHENA ACQUISITION SUBSIDIARY INC.,

its wholly-owned subsidiary

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JULY 7, 2015, UNLESS THE OFFER IS EXTENDED.

BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”) and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), are offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GrafTech International Ltd., a Delaware corporation (the “Company”), at a purchase price of $5.05 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 17, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Acquisition Sub, pursuant to which, after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions to the merger, including that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, when combined with the number of Shares owned by Brookfield Capital Partners Ltd. (“Brookfield”) and its controlled affiliates (including Purchaser and Acquisition Sub), including any Shares issuable upon conversion of the Series A Convertible Preferred Stock (“Series A Preferred Stock”) issued and outstanding as of such date (including Series A Preferred Stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock” and collectively with the Series A Preferred Stock, the “Preferred Stock”) issued and outstanding as of such date) (the “Underlying Shares”), represents at least 80% of the then-outstanding Shares plus all Underlying Shares (the “Merger Condition”), Purchaser will transfer the Preferred Stock (and any Shares owned by Purchaser) to Acquisition Sub, Acquisition Sub (instead of Purchaser) will accept the Shares for purchase in the Offer and Acquisition Sub will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Purchaser (the “Merger”). In the Merger, (i) each Share issued and outstanding immediately prior to the effective time of the Merger (other than (A) Shares owned by Purchaser, Acquisition Sub or the Company, (B) Shares held by any subsidiary of the Company or Purchaser (other than Acquisition Sub), and (C) Shares held by Company stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price and (ii) each share of Preferred Stock issued and outstanding immediately prior to the effective time of the Merger, if any, will remain issued and outstanding, except that shares of Preferred Stock owned by the Purchaser and its subsidiaries will be cancelled and cease to exist and any accrued but unpaid dividends payable in respect of the Preferred Stock will be paid to Purchaser. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The obligation of Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (“SEC”), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the expiration of the Offer, is subject to the satisfaction of various conditions set forth in the Merger Agreement, including, among other conditions: (i) that prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, when combined with the number of Shares and Underlying Shares owned by Brookfield and its controlled affiliates (including Purchaser and Acquisition Sub), represents at least 30% of the then-outstanding Shares plus all Underlying Shares (the “Minimum Condition”); (ii) the timely submission by the Company of a notice (including all required accompanying materials) to the U.S. Department of State Directorate of Defense Trade Controls in accordance with International Traffic in Arms Regulations; (iii) the termination or expiration of any waiting period (and extension thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder; (iv) the receipt of any applicable clearances under the competition laws of Mexico, Russia, South Africa, and Turkey; (v) the receipt of clearance from the Committee on Foreign Investment in the United States of America (“CFIUS”) without any required condition to mitigate any threat to the national security of the United States that is unacceptable to Purchaser and, if the Merger Condition is not satisfied, the Company, unless Purchaser and the Company determine that CFIUS clearance is unnecessary because CFIUS clearance was obtained in connection with the Investment Agreement; (vi) the satisfaction of other customary conditions as described in this Offer to Purchase; and (vii) if the number of Shares validly tendered in this Offer and not withdrawn is greater than the Minimum Condition but less than the Merger Condition, the execution by the Company and Purchaser of the Amended and Restated Stockholders Rights Agreement in substantially the form attached to the Merger Agreement. See The Tender Offer — Section 11 – Conditions of the Offer in this Offer to Purchase.

After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, if the Merger Condition is satisfied, Purchaser, Acquisition Sub and the Company will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Board of Directors of the Company has: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” below. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders, Banks and Brokers

Call Toll Free:

866-856-2826

Or email: graftech@georgeson.com

May 26, 2015

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares in this Offer to Purchase or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares in this Offer to Purchase.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Purchaser and Acquisition Sub by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Purchaser and Acquisition Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”).

Price Offered Per Share	$5.05, in cash, without interest thereon and subject to any required tax withholding.

Scheduled Expiration of Offer	Midnight, New York City time, on July 7, 2015, unless the Offer is otherwise extended.

Purchaser	BCP IV GrafTech Holdings LP, a Delaware limited partnership or, if the Merger Condition is satisfied, Athena Acquisition Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of BCP IV GrafTech Holdings LP

Who is offering to buy my securities?

BCP IV GrafTech Holdings LP (“Purchaser”), a Delaware limited partnership and Athena Acquisition Subsidiary Inc. (“Acquisition Sub”), a Delaware corporation, each of which was formed for the purpose of the Offer, is offering to buy your Shares. Purchaser and Acquisition Sub are controlled by Brookfield Capital Partners Ltd. (“Brookfield”), which is an indirect wholly owned subsidiary of Brookfield Asset Management Inc. (“BAM”).

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Acquisition Sub. We use the term “Purchaser” to refer to BCP IV GrafTech Holdings LP, the term “Acquisition Sub” to refer to Athena Acquisition Subsidiary Inc. and the term “the Company” to refer to GrafTech International Ltd., a Delaware corporation.

See The Tender Offer — Section 8 – Certain Information Concerning Purchaser and Acquisition Sub.

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the shares of the Company’s common stock that are the subject of the Offer.

See The Tender Offer — Section 1 – The Terms of The Offer.

Why are you making the Offer?

We are making the Offer because we want to acquire an additional investment in, and potentially control of and/or the entire equity interest in, the Company. Following consummation of the Offer, if and only if the Merger Condition (as defined below) is satisfied, we intend to complete the Merger (as defined below) as promptly as practicable. Upon completion of the Merger, the Company will become a direct wholly-owned subsidiary of Purchaser. In addition, if the Merger Condition (as defined below) is satisfied, we intend to cause the Company to be delisted from the New York Stock Exchange (“NYSE”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

On May 4, 2015, the Company and Purchaser entered into an Investment Agreement (the “Investment Agreement”) pursuant to which the Company agreed to issue and sell to Purchaser (i) shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share in an amount equal to 19.9% of the Company’s outstanding Shares (the “Series A Preferred Shares”) and (ii) shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share, in an amount equal to 150,000 less the number of Series A Preferred Shares, for an aggregate purchase price of $150,000,000. The Company and Purchaser expect the transactions contemplated by the Investment Agreement to be consummated prior to the consummation of the Offer.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $5.05 per Share, in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction”.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” and The Tender Offer — Section 13 – Fees and Expenses.

Is there an agreement governing the Offer?

Yes. The Company, Purchaser and Acquisition Sub have entered into an Agreement and Plan of Merger, dated as of May 17, 2015 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the potential subsequent merger of Acquisition Sub with and into the Company, with the Company surviving such merger as a direct, wholly-owned subsidiary of Purchaser (such merger, the “Merger”). In addition, concurrently with entering into the Merger Agreement, Purchaser and Acquisition Sub entered into a Tender and Support Agreement with the Supporting Stockholders (as defined below in Special Factors — Section 6 – The Merger Agreement; Other Agreements), which provides that the Supporting Stockholders will tender into the Offer, and, subject to certain exceptions, not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act).

See Special Factors — Section 6 – The Merger Agreement; Other Agreements and The Tender Offer — Section 11 – Conditions of the Offer.

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer, if the Offer is consummated and the Merger Condition is satisfied, the receipt of cash in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, provided that you hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or, if the Merger Condition is satisfied, exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See The Tender Offer — Section 5 – Certain U.S. Federal Income Tax Consequences of the Offer for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and, if the Merger Condition is satisfied, the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $705 million to purchase all of the Shares we are seeking to purchase pursuant to the Offer and, if the conditions to the merger, including the Merger Condition, are satisfied, to complete the Merger. Purchaser will have, at the expiration of the Offer, sufficient funds for this purpose and, if the Merger Condition is satisfied, will provide sufficient funds to Acquisition Sub. Purchaser expects to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer, and if applicable, to consummate the Merger, from any or all of cash on hand and by means of equity capital contributions at or about the first time as of which Purchaser or Acquisition Sub, if the Merger Condition is satisfied, accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”).

Concurrently with the execution of the Merger Agreement, Brookfield Capital Partners IV L.P. (“Capital Partners”), which has committed capital in excess of $705 million, delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company, pursuant to which Capital Partners guaranteed the payment, performance and discharge of the obligations of Purchaser and Acquisition Sub under the Merger Agreement until the Limited Guarantee is terminated pursuant to its terms. See The Tender Offer — Section 9 – Source and Amount of Funds.

Is Purchaser’s or Acquisition Sub’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Purchaser’s or Acquisition Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser and Acquisition Sub were formed solely in connection with the Investment Agreement, the Offer and the Merger and, prior to the Expiration Date (as defined below), will not carry on any activities other than in connection with the Investment Agreement, the Offer and the Merger;

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	if we consummate the Offer and the Merger Condition is satisfied, we intend to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights in connection with the Merger and any Shares held by Purchaser, Acquisition Sub or the Company, or any subsidiary of the Company or Purchaser) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;

•	Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, will have sufficient funds available to purchase all Shares validly tendered, and not withdrawn, in the Offer and, if applicable, all Shares converted into the right to receive the Offer Price in cash in the Merger;

•	the Offer and the Merger are not subject to any financing or funding condition; and

•	Capital Partners has delivered a limited guarantee in favor of the Company, pursuant to which Capital Partners has irrevocably guaranteed the payment, performance and discharge of the obligations of Purchaser and Acquisition Sub under the Merger Agreement.

See The Tender Offer — Section 9 – Source and Amount of Funds and Special Factors — Section 6 – The Merger Agreement; Other Agreements.

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (“SEC”), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the expiration of the Offer, is subject to the satisfaction of various conditions set forth in The Tender Offer — Section 11 – Conditions of the Offer, including, among other conditions, the condition that, prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares owned by Brookfield and its controlled affiliates (including Purchaser and Acquisition Sub), including any Shares issuable upon conversion of the Company’s Series A Convertible Preferred Stock (“Series A Preferred Stock”) issued and outstanding as of such date (including Series A Preferred Stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock” and collectively with the Series A Preferred Stock, the “Preferred Stock”) issued and outstanding as of such date) (the “Underlying Shares”), represents at least thirty percent (30%) of all then outstanding Shares plus all Underlying Shares (the “Minimum Condition”).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until midnight, New York City time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means July 7, 2015, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if pursuant to the Merger Agreement we decide to, or are required to, extend the Offer or we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares prior to the scheduled expiration of the Offer.

See The Tender Offer — Section 1 – Terms of the Offer and The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that:

•	Purchaser will extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE, in any such case which is applicable to the Offer.

•	in the event that (A) the Minimum Condition is satisfied and any or all of the other conditions of the Offer are not satisfied or waived (if permitted) as of July 7, 2015 (the “Initial Expiration Date”) or the Go-Shop Extension Date (as defined in Special Factors — Section 6 – The Merger Agreement; Other Agreements), Purchaser will extend the Offer for successive extension periods of ten business days (or any longer or shorter period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions of the Offer; provided, that Purchaser shall not be required to extend the Offer past the Termination Date (as defined below) or (B) the Minimum Condition is not satisfied as of the Initial Expiration Date or the Go-Shop Extension Expiration Date, Purchaser may (in its sole discretion) extend the Offer for successive extension periods of up to ten business days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of the Minimum Condition and certain other conditions set forth in the Merger Agreement that have not then been satisfied or waived (if permitted); and

v

•	in the event the Company receives an acquisition proposal during the Go-Shop Period which is, or could reasonably be expected to result in a Superior Proposal during the Go-Shop Period (as defined in Special Factors — Section 6 – The Merger Agreement; Other Agreements – The Merger Agreement – Acquisition Proposals), the Company may extend the Go-Shop Period by the Go-Shop Extension (see Special Factors — Section 6 – The Merger Agreement; Other Agreements), and Purchaser will extend the Offer until ten business days after the expiration of the Go-Shop Extension (or for such longer period as Purchaser may deem reasonably necessary as may be approved in advance by the Company).

Neither Purchaser nor Acquisition Sub is permitted to extend the Offer in any manner other than the foregoing without the prior written consent of the Company.

See The Tender Offer — Section 1 – Terms of the Offer and Special Factors — Section 6 – The Merger Agreement; Other Agreements and The Tender Offer — Section 11 – Conditions of the Offer.

Will there be a subsequent offering period?

It is not expected that there will be a “subsequent offering period.” However, the Merger Agreement provides that Purchaser may (but shall not be required to), and in the Offer to Purchase shall reserve the right to, provide for a “subsequent offering period” (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three nor more than twenty business days immediately following the expiration of the Offer. Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, shall accept for payment, and pay for, all Shares that are validly tendered during the “subsequent offering period” promptly (within the meaning of Section 14e-1(c) under the Exchange Act) after any such Shares are validly tendered during the “subsequent offering period”.

A “subsequent offering period” is different from an extension of the Offer. During a “subsequent offering period,” you would not be able to withdraw any of the Shares that you had already tendered. You also would not be able to withdraw any of the Shares that you tender during the “subsequent offering period.”

Purchaser will have or obtain or, if the Merger Condition is satisfied, will provide or cause to be provided to Acquisition Sub on a timely basis, the funds necessary to pay for any Shares that Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, becomes obligated to purchase during the “subsequent offering period.” The Offer Price payable in respect of each Share that is validly tendered during the “subsequent offering period” shall be paid in cash, subject to reduction for any applicable withholding taxes payable in respect thereof.

See The Tender Offer — Section 1 – Terms of the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

See The Tender Offer — Section 1 – Terms of the Offer.

What are the most significant conditions of the Offer?

The obligation of Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by midnight, New York City time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition;

•	the receipt of clearance from the Committee on Foreign Investment in the United States of America without any required condition to mitigate any threat to the national security of the United States that is unacceptable to Purchaser and, if the Merger Condition is not satisfied, the Company;

•	the timely submission by the Company of a notice (including all required accompanying materials) to the U.S. Department of State Directorate of Defense Trade Controls in accordance with International Traffic in Arms Regulations;

•	the termination or expiration of any waiting period (and extension thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder;

•	the receipt of any applicable clearances under the antitrust laws of Mexico, Russia, South Africa, and Turkey;

•	the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, to specified standards of materiality; and

•	if the number of Shares validly tendered in this Offer and not withdrawn is greater than the Minimum Condition but less than the Merger Condition, the execution by the Company and Purchaser of the Amended and Restated Stockholders Rights Agreement in substantially the form attached to the Merger Agreement.

The above conditions of the Offer are further described, and other conditions of the Offer are described, below in The Tender Offer — Section 11 – Conditions of the Offer. The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in The Tender Offer — Section 3 – Procedures for Payment and Payment for Shares, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until midnight, New York City time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of July 25, 2015, you may withdraw them at any time after that date until we accept your Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See The Tender Offer — Section 4 – Withdrawal Rights.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See The Tender Offer — Section 4 – Withdrawal Rights.

Has the Offer been approved by the Company’s Board of Directors?

Yes. The Company’s Board of Directors has: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the reasons for the Company’s Board of Directors’ approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by the Company with the SEC under the Exchange Act and mailed to you and other stockholders in connection with the Offer.

If Shares tendered pursuant to the Offer are purchased by Purchaser or Acquisition Sub, will the Company continue as a public company?

If the Offer is consummated, and the Merger Condition is not satisfied, the Company is expected to continue as a public company.

If the Offer is consummated and the Merger Condition is satisfied, we expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a wholly-owned, direct subsidiary of Purchaser. Following the Merger, we intend to cause the Company to be delisted from the NYSE and deregistered under the Exchange Act.

See Special Factors — Section 5 – Certain Effects of the Offer.

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger provides that the merger shall be governed by Section 251(h) of the DGCL;

•	an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation;

•	following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•	the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer.

If the Offer is consummated and the Merger Condition is satisfied (along with certain other conditions), we intend to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders. If we are prohibited from effecting the Merger pursuant to Section 251(h) of the DGCL, we reserve the right to effect the Merger in any other manner that complies with the DGCL.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated, and the Merger Condition is not satisfied, you will own the same number of Shares as prior to the Offer and the Company is expected to remain a public company listed on the NYSE. As a result, you will continue to participate in the future performance of the Company. Stockholders that do not tender their Shares pursuant to the Offer may be able to sell their Shares in the future on the NYSE, or otherwise, at a net price higher or lower than the Offer Price. In addition, we can give no assurance as to the price at which a Company stockholder may be able to sell his, her or its Shares in the future.

If the Offer is consummated and the Merger Condition is satisfied (along with certain other conditions), Acquisition Sub expects to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, (i) each of the then issued and outstanding Shares (other than (A) Shares owned by Purchaser, Acquisition Sub or the Company, (B) Shares held by any subsidiary of the Company or Purchaser (other than Acquisition Sub) and (C) Shares held by the Company stockholders who have properly and validly perfected their statutory rights of appraisal in connection with the Merger in respect of such Shares in accordance with Section 262 of the DGCL) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding and (ii) each share of Preferred Stock issued and outstanding immediately prior to the effective time of the Merger, if any, shall remain issued and outstanding, except that shares of Preferred Stock owned by the Purchaser and its subsidiaries will be cancelled and cease to exist and any accrued but unpaid dividends payable in respect of such Preferred Stock will be paid to Purchaser.

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly perfect appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Special Factors — Section 7 – Appraisal Rights. However, if the Offer is consummated and the Merger Condition satisfied, but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Company will be delisted from the NYSE, will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Special Factors — Section 5 – Certain Effects of the Offer and Special Factors — Section 6 – The Merger Agreement; Other Agreements.

What will happen to stock options, restricted stock units and preferred stock in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units (including restricted stock units subject to performance- and time-based vesting criteria) issued by the Company. Holders of outstanding stock options or restricted stock units issued by the Company may participate in the Offer only if they first exercise such stock options or become vested in such restricted stock units (for which no further action on the part of such holders of restricted stock units is required), as applicable, and settle them for Shares in accordance with the terms of the applicable equity incentive plan or other applicable agreements of the Company, and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options or restricted stock units that the holder will have sufficient time to comply with the procedures for tendering Shares described below in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

If the Offer is consummated and the Merger Condition is not satisfied, or if the Merger is otherwise not completed, the Offer will have no effect on the outstanding stock options or restricted stock units.

If the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, at the effective time of the Merger, (i) the vesting of each option that remains outstanding as of immediately prior to the effective time of the Merger shall be accelerated in full, (ii) each option that remains outstanding as of immediately prior to the effective time of the Merger shall be cancelled and terminated as of the effective time of the Merger and (iii) each holder of each such option shall cease to have any rights with respect thereto, except the right to be paid at or promptly after the effective time of the Merger an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option immediately prior to the effective time of the Merger, by (y) the Offer Price, less the per share exercise price of such option (less applicable withholding). If the aggregate exercise price payable upon exercise of an option equals or exceeds the product of the Offer Price multiplied by the number of Shares underlying such option, such option shall be cancelled for no consideration.

If the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, at the effective time of the Merger, (i) the vesting of each restricted stock unit that remains outstanding as of immediately prior to the effective time of the Merger shall be accelerated in full, provided that each such restricted stock unit subject to performance-based vesting criteria shall vest in an amount assuming achievement of applicable performance goals at the target level, (ii) each restricted stock unit that remains outstanding as of immediately prior to the effective time of the Merger shall be cancelled and terminated as of the effective time of the Merger and (iii) each holder of a restricted stock unit shall be paid at or promptly after the effective time of the Merger an amount in cash (without interest) equal to the number of Shares subject to such cancelled restricted stock unit multiplied by the Offer Price (less applicable withholding).

If the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, at the effective time of the Merger, the Preferred Stock issued and outstanding, if any, shall remain issued and outstanding unless converted prior to the effective time of the Merger; provided, however, that the Preferred Stock owned by Purchaser and its subsidiaries shall be cancelled and cease to exist and any accrued but unpaid dividends payable in respect of such Preferred Stock will be paid to Purchaser.

See Special Factors — Section 6 – The Merger Agreement; Other Agreements.

What is the market value of my Shares as of a recent date?

On April 29, 2015, the last full day of trading before we announced that certain letter of intent, dated as of April 29, 2015, by and between Brookfield and the Company, relating to the transactions contemplated by the Merger Agreement (the “Letter of Intent”), the reported closing price of the Shares on the NYSE was $4.33 per Share. On May 22, 2015, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on the NYSE was $5.03 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See The Tender Offer — Section 6 – Price Range of Shares; Dividends.

x

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Purchaser and Acquisition Sub entered into a Tender and Support Agreement with the Supporting Stockholders (as defined below in Special Factors — Section 6 – The Merger Agreement; Other Agreements), which provides that the Supporting Stockholders will tender into the Offer, and, subject to certain exceptions, not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreement also provides that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. Excluding Shares underlying options, restricted stock units and warrants, as of May 17, 2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 15,263,969 Shares (or approximately 11.1% of all Shares outstanding as of May 17, 2015). Including Shares which may be issued under options and warrants which are exercisable for or may become vested and settled for Shares, the Supporting Stockholders beneficially owned, in the aggregate, 15,278,969 Shares as of May 17, 2015 (or approximately 11.1% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of May 17, 2015).

See Special Factors — Section 6 – The Merger Agreement; Other Agreements.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, holders of Shares immediately prior to the effective time of the Merger who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Special Factors — Section 7 – Appraisal Rights.

Whom should I call if I have questions about the Offer?

You may call Georgeson Inc., the information agent for the Offer (the “Information Agent”) at 866-856-2826. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”) and Athena Acquisition Subsidiary, Inc. are offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GrafTech International Ltd., a Delaware corporation (the “Company”), at a purchase price of $5.05 per Share, in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 17, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Acquisition Sub, pursuant to which, after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions to the merger, including that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, when combined with the number of Shares owned by Brookfield Capital Partners Ltd. (“Brookfield”) and its controlled affiliates (including Purchaser and Acquisition Sub), including any Shares issuable upon conversion of the Company’s Series A Convertible Preferred Stock (“Series A Preferred Stock”) issued and outstanding as of such date (including Series A Preferred Stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock” and collectively with the Series A Preferred Stock, the “Preferred Stock”) issued and outstanding as of such date) (the “Underlying Shares”), represents at least 80% of the then-outstanding Shares plus all Underlying Shares (the “Merger Condition”), Purchaser will transfer the Preferred Stock (and any Shares owned by Purchaser) to Acquisition Sub, Acquisition Sub (instead of Purchaser) will accept the Shares for purchase in the Offer and Acquisition Sub will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Purchaser (the “Merger”).

In the Merger, (i) each Share issued and outstanding immediately prior to the effective time of the Merger (other than (A) Shares owned by Purchaser, Acquisition Sub or the Company, (B) Shares held by any subsidiary of the Company or Purchaser (other than Acquisition Sub) and (C) Shares held by Company stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price and (ii) each share of Preferred Stock issued and outstanding immediately prior to the effective time of the Merger, if any, shall remain issued and outstanding, except that shares of Preferred Stock owned by the Purchaser and its subsidiaries will be cancelled and cease to exist and any accrued but unpaid dividends payable in respect of such Preferred Stock will be paid to Purchaser. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Special Factors — Section 6 – The Merger Agreement; Other Agreements.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser or Acquisition Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company’s Board of Directors has: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Company’s Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-heading “Background and Reasons for the Board’s Recommendation”.

The obligation of Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including, among others: (i) that prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, when combined with the number of Shares and Underlying Shares owned by Brookfield and its controlled affiliates (including Purchaser and Acquisition Sub), represents at least 30% of the then outstanding Shares plus all Underlying Shares (the “Minimum Condition”); (ii) the timely submission by the Company of a notice (including all required accompanying materials) to the U.S. Department of State Directorate of Defense Trade Controls in accordance with International Traffic in Arms Regulations; (iii) the termination or expiration of any waiting period (and extension thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder; (iv) the receipt of any applicable clearances under the competition laws of Mexico, Russia, South Africa, and Turkey; (v) the receipt of clearance from the Committee on Foreign Investment in the United States of America (“CFIUS”) without any required condition to mitigate any threat to the national security of the United States that is unacceptable to Purchaser and, if the Merger Condition is not satisfied, the Company, unless Purchaser and the Company reasonably determine that CFIUS clearance is unnecessary because CFIUS clearance was obtained in connection with the Investment Agreement; (vi) the satisfaction of other customary conditions as described in this Offer to Purchase; and (vii) if the number of Shares validly tendered in the Offer and not withdrawn is greater than the Minimum Condition but less than the Merger Condition, the execution by the Company and Purchaser of the Amended and Restated Stockholders Rights Agreement in substantially the form attached to the Merger Agreement.

The Offer is also subject to other conditions set forth in this Offer to Purchase. See Tender Offer — Section 11 – Conditions of the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

SPECIAL FACTORS

1.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of contacts between representatives of Brookfield Capital Partners Ltd. (“Brookfield”), an affiliate of Purchaser and Acquisition Sub, and representatives of the Company, that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer, and does not purport to catalogue every conversation between representatives of Brookfield and representatives of the Company. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9, including the information set forth in Item 4 under the sub-heading “Background and Reasons for the Board’s Recommendation”.

Brookfield is part of the private equity platform of Brookfield Asset Management Inc. (“BAM”), a global alternative asset manager engaged in (among other activities) managing and making investments in property, renewable energy, infrastructure and private equity. Brookfield has previously invested in the steel industry and over the past several years, Brookfield has routinely evaluated potential investment opportunities in the steel industry.

As a key supplier in the steel industry, the Company had come to the attention of Brookfield and Brookfield had resolved to approach the Company to determine whether Brookfield could be helpful in connection with the Company’s refinancing of its Senior Subordinated Notes and/or resolving a potential proxy contest with one of its key stockholders.

In February 2015, a representative of a consulting firm engaged by Brookfield provided representatives of Brookfield with the contact information of Thomas A. Danjczek, a member of the Company’s Board of Directors. Brookfield was interested in an introduction to the Company because of its position in the steel industry and had asked the consulting firm for the introduction.

On February 11, 2015, representatives of Brookfield telephoned Mr. Danjczek to introduce Brookfield and to discuss Brookfield’s interest in the Company. Mr. Danjczek directed the representatives of Brookfield to contact Joel Hawthorne, Chief Executive Officer and President of the Company, and provided them with Mr. Hawthorne’s contact information.

On February 12, 2015, representatives of Brookfield telephoned Mr. Hawthorne and expressed Brookfield’s interest in working with the Company. Erick R. Asmussen, the Company’s then Chief Financial Officer and Vice President, joined the teleconference. During the conversation, the representatives of Brookfield informed Mr. Hawthorne and Mr. Asmussen of Brookfield’s interest in making an investment in the Company, possibly including a refinancing of the Company’s Senior Subordinated Notes. Mr. Hawthorne agreed to further discussions with Brookfield at an in-person meeting to be held after the Company’s earnings release scheduled for March 2, 2015. On February 13, 2015, Brookfield sent an invitation to meet with representatives of the Company at the Company’s headquarters on March 6, 2015.

On March 6, 2015, representatives of Brookfield met with Mr. Hawthorne, Mr. Asmussen and Kelly Taylor, the Company’s Director, Investor Relations and Corporate Communications, at the Company’s headquarters in Independence, Ohio, and discussed general matters relating to the Company’s industry, in which Brookfield has significant experience, as well as Brookfield’s investment philosophy and certain matters impacting the Company’s business, including the proxy contest with Nathan Milikowsky, who previously commenced a proxy contest in connection with the Company’s 2014 annual meeting, and who had publicly disclosed his intention to nominate seven director candidates to the Company’s Board of Directors at the Company’s 2015 annual meeting. The representatives of Brookfield indicated that Brookfield would be interested in a purchase of convertible debentures, the proceeds of which could be used by the Company to repay the Senior Subordinated Notes.

Messrs. Hawthorne and Asmussen indicated that the Company was always open to opportunities, but that refinancing the Senior Subordinated Notes with convertible debentures would have a dilutive effect. Brookfield’s representatives committed to considering alternative transaction structures that would provide a comprehensive solution for the Company’s situation and provide maximum benefit to the Company’s stockholders.

On March 9, 2015, Mr. Hawthorne advised representatives of Brookfield that he had consulted with counsel and had canvassed members of the special committee of the Company’s Board, which had been formed to consider matters relating to the Company’s 2015 annual meeting (the “Special Committee”). In response, representatives of Brookfield committed to providing the Company with a written proposal, a form of confidentiality agreement and a due diligence list.

On March 10, 2015, Brookfield transmitted an initial list of due diligence requests and a form of confidentiality agreement to Mr. Hawthorne. On the same day, Mr. Hawthorne replied that, upon further consideration, the Company would prefer to use a Company-drafted confidentiality agreement and delivered to representatives of Brookfield an initial draft of the Confidentiality Agreement.

During the period from March 10, 2015 to March 19, 2015, representatives of Brookfield and the Company negotiated the terms of the Confidentiality Agreement, dated as of March 20, 2015, which was executed on March 22, 2015.

On March 12, 2015, representatives of Brookfield delivered to Mr. Hawthorne a written presentation addressed to the Special Committee regarding Brookfield’s investment philosophy and experience in the Company’s industry. The presentation also expressed Brookfield’s interest in acquiring the Company in an all-cash transaction for a premium to be determined following approximately three weeks of commercial due diligence.

On March 13, 2015, a Mr. Hawthorne responded, requesting that Brookfield submit a proposal to the Company’s Board of Directors providing an overview of BAM and a letter stating Brookfield’s intentions with an indication of value by no later than March 18, 2015.

On March 18, 2015, representatives of Brookfield delivered a non-binding expression of interest to the Company (the “Initial Proposal”). In the Initial Proposal, Brookfield indicated that it would be willing to make an offer to acquire all of the outstanding shares of common stock of the Company at a price ranging from $5.00 to $5.25 per share in cash, which represented a 28% to 35% premium to the Company’s closing price on March 17, 2015, subject to expedited due diligence and negotiation of definitive documentation to be completed by April 30, 2015. In addition, the Initial Proposal indicated that Brookfield would be willing to enter into a transaction that would give the Company’s existing stockholders the opportunity to choose between Brookfield’s premium cash offer or retaining their Shares in the Company under Brookfield sponsorship. The Initial Proposal also stated that the transaction would not be subject to a financing condition and included other key terms. Together with the Initial Proposal, Brookfield also provided a presentation addressed to the Company’s Board of Directors, setting out additional information about Brookfield and the Initial Proposal.

Beginning on March 22, 2015, pursuant to the Confidentiality Agreement, the Company provided Brookfield and its representatives with access to due diligence materials, including certain financial, operating, regulatory, intellectual property, employment, legal and other information concerning the Company and its business. Representatives of Brookfield and its advisors and outside counsel commenced their business and legal due diligence review of the Company. Over the course of the following month, representatives of the Company and Brookfield (including its advisors and outside counsel) met on numerous occasions to continue to facilitate the completion of Brookfield’s due diligence process.

On April 9, 2015, representatives of Brookfield, the Company and the Company’s outside counsel met to review the due diligence and potential transaction structures, including an investment by Brookfield in convertible preferred stock of the Company and a tender offer by Brookfield for up to all of the Company’s outstanding Shares (subject to a minimum condition).

On April 9, 2015, Brookfield indicated to a representative of JP Morgan Securities LLC (“JP Morgan”) that Brookfield expected to submit a preliminary written proposal during the week of April 13, 2015.

On April 14, 2015, Brookfield submitted a proposal to purchase $150,000,000 of 7% convertible preferred shares of the Company (the “Proposed Share Purchase”) and, substantially concurrently with the Proposed Share Purchase, to make a tender offer for up to 100% of the Company’s common stock at a price of $5.00 per share, subject to a minimum condition that would result in Brookfield and its affiliates having an aggregate ownership equaling no less than 35% of the Company’s common stock on a fully diluted basis (after giving effect to shares convertible into common stock acquired by Brookfield and its affiliates in the Proposed Share Purchase) (the “Proposed Tender Offer”).

On April 20, 2015, a representative of JP Morgan informed Brookfield that the Company’s Board of Directors was continuing to consider the Proposed Share Purchase and Proposed Tender Offer and would not make a determination until after an additional meeting of the Company’s Board of Directors to be held on April 22, 2015.

On April 22, 2015, a representative of JP Morgan informed Brookfield that the Company’s Board of Directors had approved continuing discussions with Brookfield and delivered to Brookfield a counterproposal to Brookfield’s April 14 proposal, which counterproposal had been approved by the Company’s Board of Directors. In the counterproposal, the Company proposed, among other things, a dividend rate of 6% for the convertible preferred shares and a $5.75 offer price in the tender offer with a minimum tender condition of 10% of the Company’s outstanding common stock and a requirement that Brookfield acquire all of the Company’s common stock through a back-end merger in the event 80% of the Company’s outstanding common stock is tendered in the Proposed Tender Offer.

During the period from April 22, 2015 to April 29, 2015, representatives of Brookfield and JP Morgan continued to negotiate terms for the Proposed Share Purchase and Proposed Tender Offer.

During the course of negotiations from April 22, 2015 to April 24, 2015, representatives of Brookfield indicated to representatives of JP Morgan that Brookfield was not willing to increase its proposed purchase price above $5.00 per Share in the Proposed Tender Offer, but would reduce the minimum condition. After further discussion, on April 25, 2015, representatives of Brookfield indicated to representatives of JP Morgan that Brookfield would increase its proposed purchase price to $5.05 per Share in the Proposed Tender Offer.

On April 27, 2015, representatives of Weil, Gotshal & Manges LLP (“Weil”), counsel to Brookfield, and representatives of Withers LLP (“Withers”) and Willkie Farr & Gallagher LLP (“Willkie”), both counsel to the Company, discussed the timing and structure of the transaction in accordance with the Proposed Share Purchase and Proposed Tender Offer. Later that day, Weil delivered a draft of the Investment Agreement and related documents for the Proposed Share Purchase to Withers and Willkie for their review.

On April 29, 2015, the Company and Brookfield entered into a letter of intent pursuant to which the Company and Brookfield agreed to use their commercially reasonable best efforts to prepare and negotiate definitive documents, reasonably and in good faith, for the issuance and sale by the Company to Brookfield, for an aggregate purchase price of $150,000,000, of a total of 150,000 shares of the Company’s 7% convertible preferred stock in accordance with the terms set forth in a term sheet (the “Preferred Term Sheet”). Also on that day, the Company and Brookfield entered into a letter of intent pursuant to which the Company and Brookfield agreed to use their commercially reasonable best efforts to prepare and negotiate definitive documents, reasonably and in good faith, for a tender offer by Brookfield to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $5.05 per share, in accordance with the terms set forth in a term sheet (the “TO Term Sheet”).

On the evening of April 29, 2015, the Company issued a press release announcing the execution of the Preferred Term Sheet and the TO Term Sheet.

During the period from April 27, 2015 to May 4, 2015, Weil, Withers and Willkie and representatives of Brookfield and JP Morgan continued to negotiate and exchange revised drafts of the Investment Agreement and related documents.

On May 4, 2015, the Company and Purchaser entered into the definitive Investment Agreement and related documents.

On May 5, 2015, Weil delivered a draft of the Merger Agreement consistent with the TO Term Sheet to Withers and Willkie for their review.

During the period between May 5, 2015 and May 17, 2015, Weil, Withers and Willkie and representatives of Brookfield and JP Morgan continued to negotiate and exchange revised drafts of the Merger Agreement.

On May 5, 2015, a representative of Brookfield reached out to a representative of JP Morgan to ask if JP Morgan could facilitate a discussion between Brookfield and Mr. Milikowsky regarding whether Mr. Milikowsky would be willing to enter into a tender and support agreement with respect to his Shares in connection with the Proposed Tender Offer. On May 6, 2015, a representative of JP Morgan informed Brookfield that Mr. Milikowsky was willing to discuss entering into a tender and support agreement with Brookfield. On May 8, 2015, representatives of Brookfield met with Mr. Milikowsky in New York. Mr. Milikowsky indicated that he was interested in tendering his Shares in the Proposed Tender Offer and requested that Brookfield have its counsel transmit a draft agreement to that effect to his counsel at Kirkland & Ellis LLP (“Kirkland”). Later that day, Weil delivered a draft of the Tender and Support Agreement to Kirkland, and over the next several days, Weil and Kirkland exchanged drafts of the Tender and Support Agreement.

On May 17, 2015, the Company and Purchaser executed the definitive Merger Agreement and certain stockholders of the Company, including Mr. Milikowsky, entered into the Tender and Support Agreement.

On the morning of May 18, 2015, the Company issued a press release announcing the execution of the Merger Agreement and the Offer and the Merger contemplated by the Merger Agreement.

2.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.

The purpose of the Offer is for Purchaser to acquire an additional ownership interest (above that to be acquired through the Investment Agreement) in the Company, and potentially the entire equity interest in and control of, the Company. The Offer is intended to facilitate the acquisition of outstanding Shares and is being made in connection with certain other transactions between Purchaser and the Company, as described in Special Factors — Section 6 – The Merger Agreement; Other Agreements.

The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer if a sufficient number of Shares are tendered to satisfy the Merger Condition. If the Offer is consummated and the Merger Condition is satisfied, Purchaser intends to complete the Merger as promptly as practicable thereafter.

The Company’s Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and, subject to the satisfaction of the Merger Condition, the Merger. If the Offer is consummated and the Merger Condition is satisfied, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer and the Merger Condition is satisfied, we intend to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If we are prohibited from effecting the Merger in accordance with Section 251(h) of the DGCL, we reserve the right to effect the Merger in another manner that complies with the requirements of the DGCL.

Plans for the Company.

Purchaser has entered into an Investment Agreement with the Company pursuant to which the Company agreed to issue and sell and Purchaser agreed to purchase and pay for (i) shares of Series A Preferred Stock in an amount equal to 19.9% of the Company’s outstanding Shares (the “Series A Preferred Shares”) and (ii) shares of Series B Preferred Stock in an amount equal to 150,000 less the number of Series A Preferred Shares, for an aggregate purchase price of $150,000,000 in cash. This purchase and sale is expected to be consummated prior to the final expiration of the Offer. If the Offer is consummated, but the Merger Condition is not satisfied, we will have acquired a significant ownership interest in the Company. Pursuant to the Certificate of Designations for the Series A Preferred Stock and the Stockholder Rights Agreement, upon issuance of the Preferred Stock, Purchaser will have the right to designate two members for election to the Company’s Board of Directors for so long as Purchaser and its permitted transferees own at least 75% of the Preferred Stock originally issued (including Shares received upon conversion of the Series A Preferred Stock), and Purchaser will have the right to designate one member for election to the Company’s Board of Directors for so long as Purchaser and its permitted transferees own at least 25%, but less than 75%, of the Preferred Stock originally issued (including Shares received upon conversion of the Series A Preferred Stock). If the Offer is consummated, but the Merger Condition is not satisfied, Purchaser and the Company will enter into the Amended and Restated Stockholders’ Agreement, which provides that in addition to the designation rights described in the immediately preceding sentence, if and for so long as we and our affiliates in the aggregate own at least 35% of the outstanding Shares on a fully-diluted basis, then we shall have the right to designate for nomination to the Company’s Board of Directors the number of directors (rounded down to the nearest whole number) that is proportionate to the percentage interest of the outstanding Shares on a fully-diluted basis owned by Purchaser and its affiliates, less the number of directors that the holders of the outstanding Preferred Stock have the right to designate. We intend to exercise all our rights to designate nominees for election or appointment to the Company’s Board of Directors promptly after consummation of the Offer. See Special Factors — Section 6 – The Merger Agreement; Other Agreements. In addition, we have agreed to certain standstill, voting and transfer restrictions as described in Special Factors — Section 6 – The Merger Agreement; Other Agreements. Subject to the foregoing restrictions, we intend to review our investment in the Shares, Preferred Stock or other securities of the Company on a continuing basis and may take such actions with respect to our investment in the Company as we deem appropriate. We may consider the following factors, as well as other factors, when reviewing our investment in the Shares, Preferred Stock or other securities of the Company: the Company’s financial position, results and strategic direction, price levels of the common stock of the Company, conditions in the securities and credit markets and general economic and industry conditions. Our future acquisitions or disposition of Shares or other securities of the Company will depend, among other things, on the foregoing standstill restrictions, market and economic conditions, our overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that we will acquire additional Shares, Preferred Stock or other securities of the Company. Further, we may, from time to time, subject to applicable restrictions, propose business strategies to the Company. Subject to applicable restrictions, we reserve the right to acquire additional

Shares, Preferred Stock or other securities of the Company through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to applicable legal restrictions, to dispose of any or all Shares, Preferred Stock or other securities of the Company acquired by us.

If the Offer is consummated and the Merger Condition is satisfied, we intend to complete the Merger as promptly as practicable and will be entitled to appoint our representatives to the Company’s Board of Directors in proportion to our ownership of the outstanding Shares between the consummation of the Offer and the closing of the Merger. Except as set forth in this Offer to Purchase and the Merger Agreement, we have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and, if the Merger Condition is satisfied, the Merger, and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential.

3.	Position of the Company Regarding Fairness of the Offer and the Merger.

The full text of the recommendations, and reasons therefor, of the Company’s Board of Directors, and the full text of the written opinion of JP Morgan, which describes the assumptions made and qualifications and limitations on the review undertaken, will be included in or as an annex to the Company’s Schedule 14D-9. Holders of Shares are urged to read the Schedule 14D-9, including the full text of the recommendation of the Company’s Board of Directors and reasons therefor and the written opinion of JP Morgan carefully.

The Company’s Board of Directors has determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, pursuant to the Offer.

4.	Position of the Purchaser and Acquisition Sub Regarding Fairness of the Offer and the Merger.

Position of Purchaser and Acquisition Sub. The rules of the SEC require Purchaser and Acquisition Sub to express their belief as to the fairness of the Offer and the Merger to the unaffiliated stockholders of the Company. Purchaser and Acquisition Sub are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Purchaser and Acquisition Sub should not be construed as a recommendation to any Company stockholder regarding whether to tender Shares into the Offer.

Purchaser and Acquisition Sub attempted to negotiate the terms of a transaction that would be most favorable to Purchaser and Acquisition Sub and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to the stockholders of the Company. Neither Purchaser nor Acquisition Sub believes that it has or had any fiduciary duty to the Company or its stockholders, including with respect to the Offer and the Merger and their terms. Neither Purchaser nor Acquisition Sub participated in the deliberation process of the Company’s Board of Directors and neither Purchaser nor Acquisition Sub participated in the conclusions of the Company’s Board of Directors that the Offer and the Merger were fair to the Company’s stockholders, nor did Purchaser or Acquisition Sub undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. Neither Purchaser nor Acquisition Sub received advice from the Company’s Board of Directors or its legal or financial advisors as to the substantive or procedural fairness of the proposed Offer or the proposed Merger.

Purchaser and Acquisition Sub believe that the Offer Price to be received by the Company’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders. Purchaser and Acquisition Sub base their belief on, among other things, the following material factors, each of which, in their judgment, supports their views:

•	The Offer Price represents a premium of approximately 17% over the closing price of the Shares on April 29, 2015 (the last trading day before the letter of intent related to the Offer (“Tender Offer LOI”) was executed and publicly announced), and a premium of approximately 26% over the 60 day volume-weighted average closing price of the Shares ending April 29, 2015.

•	The Offer will provide holders with the option to choose immediate liquidity at a premium, without the brokerage and other costs typically associated with market sales, by selling some or all of their Shares in the Offer for the Offer Price and, unless the Merger Condition is met, will have the opportunity to participate in the Company as a stockholder with the benefit of Brookfield’s sponsorship and certain stockholder protections.

•	The Offer Price to be paid in the Offer and the Merger will be paid in cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding long-term business risk.

•	The Company’s stockholders will not be obligated to tender Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger.

•	The Offer is not subject to any financing condition and Brookfield provided an appropriate guarantee of the payment obligations under the Merger Agreement.

•	The other factors considered by, and the findings of, the Company’s Board of Directors with respect to the substantive fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — Background and Reasons for the Board’s Recommendation — Reasons for the Offer and the Merger; Fairness of the Offer and the Merger” which are expressly adopted by Purchaser and Acquisition Sub.

In addition, Purchaser and Acquisition Sub believe that the Offer is procedurally fair to the Company’s unaffiliated stockholders, based on the following factors:

•	The Company’s Board of Directors unanimously (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), (ii) approved and adopted the Merger Agreement and the approved transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the company accept the Offer and tender their Shares pursuant to the Offer.

•	The Company’s Board of Directors was advised by J.P. Morgan, as financial advisor, and by Withers LLP and Willkie Farr & Gallagher LLP, as legal advisors, each of which are qualified, independent advisors.

•	The Merger Agreement allows the Company’s Board of Directors to solicit alternative acquisition proposals from third parties and to provide information and participate in negotiations with third parties with respect to such acquisition proposals during the Go-Shop Period (and, under certain circumstances, continue negotiations with certain parties for an additional 15-day period) and the fact that the Tender Offer LOI was filed and announced publicly more than two full weeks prior to signing the Merger Agreement, thereby putting third parties potentially interested in a business combination on notice;

•	The Company’s Board of Directors received a fairness opinion of JPMorgan that, as of May 17, 2015, and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the $5.05 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to the holders of such Shares.

•	The Merger Agreement permits the Company’s Board of Directors, under certain circumstances, at any time after expiration of the Go-Shop Period, to consider an unsolicited alternative acquisition proposal received from a third party if the Company’s Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to consider and respond to such acquisition proposal would be inconsistent with the directors’ fiduciary duties and, after consultation with outside legal counsel and its financial advisor, that such acquisition proposal either constitutes or would reasonably be expected to result in a proposal superior to the Offer and Merger.

•	The Merger Agreement permits the Company’s Board of Directors to withdraw or modify, or publicly propose to withdraw or modify, its recommendation based on a material development or change in circumstances that was not known or reasonably foreseeable to the Company as of the date of the Merger Agreement if it determines in good faith, after consultation with its financial and legal advisors, that the failure to do so would be inconsistent with its fiduciary duties and after giving Purchaser and Purchaser a right to renegotiate the terms of the Merger Agreement, in which case Purchaser may terminate the Merger Agreement and the Company will be required to pay Purchaser a termination fee.

•	The Offer is conditioned upon there being validly tendered and not withdrawn a number of Shares that satisfies the Minimum Condition.

•	The tender offer structure allows each of the Company’s stockholders to decide voluntarily whether to tender Shares in the Offer, and unaffiliated stockholders will have sufficient time to make a decision whether to tender in the Offer, and the difference between the Minimum Condition and the Merger Conditions gives stockholders an opportunity to retain their Shares and continue to invest in the future of the Company.

•	If the Offer is completed, and the Merger Condition is satisfied, the Merger will be consummated in which all remaining public stockholders will receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax.

•	The other factors considered by, and the findings of, the board of directors of the Company with respect to the procedural fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Company’s Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — Background and Reasons for the Board’s Recommendation — Reasons for the Offer and the Merger; Fairness of the Offer and the Merger” which are expressly adopted by Purchaser and Acquisition Sub.

Purchaser and Acquisition Sub also considered the following factors, each of which it considered negative in their considerations concerning the fairness of the terms of the Transactions:

•	Tendering of Shares in the Offer and, if the Merger Condition is satisfied, the consummation of the Merger, would eliminate the opportunity for stockholders to participate in any possible future growth and profits of the Company.

•	As to the Offer Price, the financial interests of Purchaser and Acquisition Sub are different than the financial interests of the Company’s unaffiliated stockholders.

•	The risks and costs to the Company if the Offer does not close, including the potential effect on business and customer relationships.

•	The all-cash consideration to be received by the Company’s stockholders that are U.S. persons in the Offer and the Merger would be taxable to such stockholders that have a gain for U.S. federal income tax purposes.

•	The other potentially negative factors considered by the Company’s Board of Directors, and findings of the Company’s Board of Directors with respect to potentially negative factors, as described in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — Background and Reasons for the Board’s Recommendation — Reasons for the Offer and the Merger; Fairness of the Offer and the Merger”.

Purchaser and Acquisition Sub did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

Purchaser and Acquisition Sub’s consideration of the factors described above reflects their assessment of the fairness of the Offer Price to the Company’s unaffiliated stockholders in relation to the going-concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, Purchaser and Acquisition Sub did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and Purchaser and the Company has no plans to liquidate the Company. Therefore, Purchaser and Acquisition Sub believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated stockholders. Purchaser and Acquisition Sub did not consider net book value, which is an accounting concept, as a factor because the Company’s business is not of a nature whose value is traditionally measured as a multiple of book value, as the Company’s value is derived from cash flows generated by continuing operations, and Purchaser and Acquisition Sub believe that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.

The foregoing discussion of the information and factors considered and given weight by Purchaser and Acquisition Sub is not intended to be exhaustive, but is believed to include the material factors considered by Purchaser and Acquisition Sub. Purchaser and Acquisition Sub’s views as to the fairness of the Offer and the Merger to stockholders of the Company should not be construed as a recommendation to any stockholder regarding whether to tender Shares into the Offer.

5.	Certain Effects of the Offer.

It is expected that Purchaser will acquire a significant number of Shares upon the consummation of the Offer and, if the Merger Condition is satisfied, the Merger will be consummated pursuant to Section 251(h) of the DGCL promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held by Purchaser.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the New York Stock Exchange (“NYSE”) if, among other things, the Company does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. If the Merger Condition is met, Purchaser will seek to cause the listing of Shares on the NYSE to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the NYSE. We intend to cause the delisting of the Shares from the NYSE and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

6.	The Merger Agreement; Other Agreements.

Merger Agreement

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about Purchaser, Acquisition Sub or the Company. Such information can be found elsewhere in this Offer to Purchase. References to “business day” in relation to provisions of the Merger Agreement shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York or the State of Ohio are authorized or required by law or other governmental action to close.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser or Acquisition Sub or any of their respective subsidiaries or affiliates.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, will accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) as soon as practicable after Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, is permitted to do so under applicable law or regulations, and will pay the Offer Price in exchange for such Shares accepted for payment. The Merger Agreement provides that the obligation of Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or (if permitted) waiver of the conditions of the Offer.

The Merger Agreement provides that Purchaser expressly reserves the right to waive any of the conditions of the Offer and to make any change in the terms of or conditions of the Offer, but that notwithstanding the foregoing, without the prior written consent of the Company in its sole discretion, Purchaser may not:

•	waive (A) the Minimum Condition, (B) the condition that any waiting period (and extension thereof) applicable to the transactions contemplated by the Agreement under the HSR Act shall have expired or been terminated, (C) the condition that any governmental authority of competent jurisdiction in the United States shall not have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, or (ii) issued or granted any Order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, or (D) only if the number of Shares tendered and accepted for payment pursuant to the Offer is equal to or greater than the Minimum Condition but less than the Merger Condition, the delivery and execution of the Amended and Restated Stockholder Rights Agreement; or

•	make any change in the terms of or conditions of the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner required by the Merger Agreement, (D) imposes conditions of the Offer other than those set forth in The Tender Offer — Section 11 – Conditions of the Offer, (E) modifies the conditions set forth in The Tender Offer — Section 11 – Conditions of the Offer, or (F) amends any other term or condition of the Offer in any manner that is material and adverse to the holders of Shares.

Extensions of the Offer/Subsequent Offering Period

The Merger Agreement provides that:

•	Purchaser shall extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE, in any such case which is applicable to the Offer; and

•

in the event that (i) the Minimum Condition is satisfied and any or all of the other conditions of the Offer are not satisfied or waived (if permitted) as of July 7, 2015 (“the Initial Expiration Date”) or the Go-Shop Extension Expiration Date (as defined below), Purchaser shall extend the Offer for successive extension periods of ten business days each (or any longer or shorter period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions of the Offer; provided, that Purchaser shall not be required to extend the Offer past the Termination Date (as defined below), or (ii) the Minimum Condition is not satisfied as of the Initial Expiration Date or the Go-Shop

Extension Expiration Date, Purchaser may (in its sole discretion) extend the Offer for successive extension periods of up to ten 10 business days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of the Minimum Condition and any other conditions that have not then been satisfied or waived (if permitted); and

•	in the event the Company has extended the Go-Shop Period by the Go-Shop Extension, then Purchaser shall (and without the consent of the Company or any other person), extend the Offer until ten business days after the expiration of the Go-Shop Extension (or for such longer period as Purchaser may deem reasonably necessary as may be approved in advance by the Company) (the “Go-Shop Extension Expiration Date”).

Purchaser may (but shall not be required to), and the Offer to Purchase shall reserve the right to, provide for a “subsequent offering period” (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three nor more than twenty business days immediately following the expiration of the Offer.

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that the Company will file the Schedule 14D-9 with the SEC contemporaneously with the filing by Purchaser of the Schedule TO. The Merger Agreement provides that the Schedule 14D-9 will, unless the Company’s Board of Directors has effected Board Recommendation Change (as defined below under “Board Recommendation”) in accordance with the Merger Agreement, include the Company’s Board of Directors’ recommendation that the stockholders of the Company accept the Offer and tender their Shares to Purchaser or, if the Merger Condition is satisfied, Acquisition Sub (the “Board Recommendation”).

Schedule 13E-3

The Merger Agreement provides that the Company, Purchaser, and Acquisition Sub shall use their commercially reasonable efforts to file the Schedule 13E-3 with the SEC contemporaneously with the commencement of the Offer (and, in any case, as soon as practicable following commencement of the Offer) with respect to the transactions contemplated by the Merger Agreement; provided, that at Purchaser’s option, subject to applicable law, Purchaser may include the Schedule 13E-3 in this Schedule TO in satisfaction of its and Acquisition Sub’s obligation under Rule 13e-3, in which case the Company shall separately file a Schedule 13E-3 on such date with respect to the transactions contemplated by the Merger Agreement.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the Merger and the transactions contemplated thereby, including the Offer and the Merger, are to be governed by Section 251(h) of the DGCL, and that, if the Merger Condition is satisfied, the Merger will be effected without a vote of the Company’s stockholders. The Merger Agreement provides that if the Merger Condition is satisfied, the consummation of the Merger will close as promptly as practicable following the Acceptance Time, and in any case no later than the second business day after the satisfaction of the last to be satisfied of the conditions to the Merger (other than those conditions that, by their nature, are to be satisfied at the closing of the Merger, but subject to the satisfaction (or waiver, if permitted by applicable law) of those conditions), or at such other location, date and time as Purchaser, Acquisition Sub and the Company shall mutually agree upon in writing.

The Merger Agreement provides that on the date of the closing of the Merger, Purchaser, Acquisition Sub and the Company will cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the

Secretary of State of the State of Delaware. The Merger Agreement provides that the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Purchaser, Acquisition Sub and the Company and specified in the Certificate of Merger, will be the effective time of the Merger (the “Effective Time”). The Merger Agreement provides that, at the Effective Time, Acquisition Sub will be merged with and into the Company, the separate corporate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

The Merger Agreement provides that, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon and subject to any required tax withholding, payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless:

•	such Share is owned by Purchaser, Acquisition Sub or the Company, in which case such Share will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor;

•	such Share is held by any subsidiary of the Company or Purchaser (other than Acquisition Sub), in which case such Share will remain outstanding with appropriate adjustment to the number thereof to preserve the relative percentage interest in the Company represented by such Share; or

•	such Share is a Dissenting Share (as defined below in the following paragraph).

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who has properly and validly perfected such stockholder’s statutory rights of appraisal in connection with the Merger in respect of such Shares in accordance with Section 262 of the DGCL (such Section, “Section 262,” and such Shares, until such time as such stockholder fails to perfect, withdraws or otherwise loses such stockholder’s appraisal rights under the DGCL with respect to such Shares, “Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but instead such stockholder will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262. At the Effective Time, such Dissenting Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and such stockholder will cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262. The Merger Agreement provides that all Dissenting Shares held by Company stockholders who have failed to perfect or who have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares under Section 262 will no longer be considered to be Dissenting Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares.

Treatment of Preferred Stock in the Merger

The Merger Agreement provides that, at the Effective Time, Preferred Stock issued and outstanding immediately prior to the Effective Time, if any, shall remain issued and outstanding unless converted prior to the Effective Time; provided, however, that the Preferred Stock owned by Purchaser and its subsidiaries immediately prior to the Effective Time shall be cancelled and cease to exist at the Effective Time, and any accrued but unpaid dividends payable in respect of the Preferred Stock owned by Purchaser and its subsidiaries immediately prior to the Effective Time shall be paid to Purchaser.

Treatment of Stock Options and Restricted Stock Units in the Merger

The Merger Agreement provides that Purchaser shall not assume any stock options or restricted stock units (including restricted stock units subject to performance- and time-based vesting criteria) in connection with the Merger or any other transactions contemplated by the Merger Agreement, and that at the Effective Time:

•	(i) the vesting of each option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full; (ii) each option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time; and (iii) each holder of each such option shall cease to have any rights with respect thereto, except the right to be paid at or promptly after the Effective Time an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time, by (y) the Offer Price, less the per share exercise price of such option (less applicable withholding). If the aggregate exercise price payable upon exercise of an option equals or exceeds the product of the Offer Price multiplied by the number of Shares underlying such option, such option shall be cancelled for no consideration; and

•	(i) the vesting of each restricted stock unit that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full, provided that each such restricted stock unit subject to performance-based vesting criteria shall vest in an amount assuming achievement of applicable performance goals at the target level, (ii) each restricted stock unit that remains outstanding immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time, and (iii) each holder of a restricted stock unit shall be paid at or promptly after the Effective Time, an amount in cash (without interest) equal to the number of Shares subject to such cancelled restricted stock unit multiplied by the Offer Price (less applicable withholding).

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that each of the Offer Price and the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reclassification, recapitalization, combination, exchange of shares or other like change with respect to Shares occurring (i) on or after the date of the Merger Agreement and prior to Purchaser’s or, if the Merger Condition is satisfied, Acquisition Sub’s, acceptance for payment of, and payment for, Shares that are tendered pursuant to the Offer, in the case of the Offer Price, and (ii) on or after the consummation of the Offer and prior to the Effective Time, in the case of the Merger Consideration.

Changes of Directors and Officers in Connection with the Offer and the Merger

The Merger Agreement provides that at the Effective Time, if any, (i) the directors of Acquisition Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified; and (ii) the officers of the Company immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed. As of the date of this Offer to Purchase, the directors of Acquisition Sub are Barry Blattman, Jaspreet Dehl, and David Neiman. As of the date of this Offer to Purchase, the officers of the Company are Joel L. Hawthorne, Darrell A. Blair, Quinn J. Coburn, Lionel D. Batty, and John D. Moran.

Representation on the Company’s Board of Directors

If the Merger Condition is satisfied, effective upon the Acceptance Time and from time to time thereafter (as long as Purchaser and its affiliates beneficially own 80% of the then outstanding Shares plus all Underlying Shares), Purchaser will be entitled to designate up to such number of directors on the Company’s Board of

Directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Company’s Board of Directors (giving effect to any increase in the number of directors pursuant to the applicable section of the Merger Agreement) and (y) a fraction, the numerator of which is the number of Shares beneficially owned by Purchaser and Acquisition Sub, including the Underlying Shares (giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of outstanding Shares including the Underlying Shares. Following a request by Purchaser, the Company will, to the extent permitted by applicable laws and the certificate of incorporation and bylaws of the Company, take all action necessary to cause the individuals so designated by Purchaser to be elected or appointed to the Company’s Board of Directors, subject to compliance with applicable law and NYSE rules regarding qualification, the Company’s director qualifications and completion by such individuals of a D&O questionnaire, including (at the election of Purchaser) either by increasing the size of the Company’s Board of Directors or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Purchaser to be elected or appointed to the Company’s Board of Directors. From time to time after the Acceptance Time (as long as Purchaser and its affiliates beneficially own 80% of the outstanding Shares on a fully diluted basis, including the Underlying Shares) at the request of Purchaser, the Company will, to the extent permitted by applicable laws and the certificate of incorporation and bylaws of the Company, take all action necessary to cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding down where appropriate) as is on the Company’s Board of Directors on (i) each committee of the Company’s Board of Directors, (ii) each board of directors (or equivalent governance body) of each subsidiary of the Company and (iii) each committee of each such board of directors (or equivalent governance body) of each subsidiary of the Company, in each case to the fullest extent permitted by all applicable laws.

Notwithstanding the foregoing, from the Acceptance Time until the Effective Time, the Company will use its reasonable best efforts to cause the Company’s Board of Directors to always have at least three directors who were directors on the date of the Merger Agreement, who are not employed by the Company and who are not affiliates or employees of Purchaser or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of the NYSE (the “Continuing Directors”); provided, that if the number of Continuing Directors is reduced below three for any reason whatsoever, the remaining Continuing Director will be entitled to designate any other person(s) who is not an affiliate or employee of Purchaser or any of its subsidiaries to fill such vacancies and such person(s) will be deemed to be a Continuing Director(s); and provided further, that the remaining Continuing Director will fill such vacancies as soon as practicable, but in any event within ten business days; and further provided, that if no such Continuing Director is appointed in such time period, Purchaser will designate such Continuing Director; provided further, that if no Continuing Director then remains, the other directors will designate three persons who will not be affiliates, consultants, representatives or employees of Purchaser or any of its subsidiaries to fill such vacancies and such persons will be deemed to be Continuing Directors.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Purchaser and Acquisition Sub, including representations relating to, among other things: corporate existence and power; corporate authorization; qualification to do business; good standing; enforceability; non-contravention; required governmental approvals; capitalization; subsidiaries; SEC reports and listing requirements; financial statements and internal controls; the Company not having certain undisclosed liabilities or off-balance sheet arrangements; absence of certain changes; material contracts; real property; personal property and assets; intellectual property; tax matters; employee benefit plans; labor matters; permits; compliance with applicable law and orders; environmental matters; litigation; insurance; related party transactions; brokers; opinion of financial advisor; state anti-takeover statutes; and Schedule TO, Schedule 14D-9, and Schedule 13E-3.

In the Merger Agreement, Purchaser and Acquisition Sub have made customary representations and warranties to the Company, including representations relating to, among other things: existence and power;

authorization; good standing; enforceability; non-contravention; required governmental approvals; litigation; Schedule TO, Schedule 14D-9, and Schedule 13E-3; brokers; operations of Purchaser and Acquisition Sub; funds; and Section 203 matters.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the conditions of the Offer contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Company Material Adverse Effect.”

The Merger Agreement defines a “Company Material Adverse Effect” as any change, effect, event, circumstance, occurrence or development (“Effect”), individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or is reasonably likely to be materially adverse to the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole; provided, that none of the following and no Effect resulting from, attributable to or arising out of any of the following individually or taken together, shall be deemed to be, cause or constitute, or taken into account in determining whether a “Company Material Adverse Effect” has occurred:

1.	any change in the Company’s stock price or trading volume on the NYSE;

2.	any failure by the Company to meet internal or analyst revenue, earnings or other financial projections or expectations for any period;

3.	any default of or acceleration or repurchase obligation under the Company’s (i) Second Amended and Restated Credit Agreement, dated as of February 27, 2015, among the Company, GrafTech Finance Inc., GrafTech Luxembourg I S.a.r.l., GrafTech Luxembourg II S.a.r.l., GrafTech Switzerland S.A., the LC Subsidiaries (as defined therein) from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A. as administrative agent (as amended, restated, supplemented or otherwise modified from time to time) (“Credit Agreement”) or the Merger Agreement (including any event of default as a result of a cross default), (ii) 6.375% senior promissory notes of the Company, issued on November 20, 2012, due 2020 (“Senior Notes”) or (iii) senior subordinated promissory notes of the Company, issued on November 30, 2010, for an aggregate total face amount of $200 million, due November 2015 as a direct result of the transactions contemplated by the Merger Agreement or the Investment Agreement (“Senior Subordinated Notes”);

4.	any Effect that results from changes affecting the industry in which the Company operates, or the United States economy generally, or any Effect that results from changes affecting general worldwide economic or United States or global capital market conditions;

5.	any Effect caused by the announcement or pendency of the transactions contemplated by the Merger Agreement or the other documents contemplated thereby, or the identity of Purchaser or any of its affiliates as the purchase in connection with the transactions contemplated thereby,

6.	acts of war or terrorism or natural disasters;

7.	the performance of the Merger Agreement and the transactions contemplated thereby, including compliance with the covenants set forth therein, or any action taken or omitted to be taken by the Company at the written request or with the prior written consent of Purchaser;

8.	changes in GAAP or other accounting standards (or any interpretation thereof);

9.	changes in any laws or other binding directives issued by any governmental authority or interpretations or enforcement thereof;

10.	a ratings downgrade; and

11.	the sale of certain properties, the closing of certain operations and the Company’s operating results for the first quarter of 2015.

The exceptions in items 1, 2 and 10 shall not prevent or otherwise affect a determination that any Effect underlying such change or failure has resulted in, or contributed to, a Company Material Adverse Effect, and with respect to items 4, 6, and 9 above, such Effects, alone or in combination, may be deemed to constitute, or be taken into account in determining whether a Company Material Adverse Effect has occurred, but only to the extent such Effects disproportionately affect the Company and its subsidiaries, taken as a whole, relative to other companies operating in the same industry as the Company and its subsidiaries.

Covenants

Operating Covenants

The Merger Agreement provides that, except as contemplated or permitted by the Merger Agreement, including the disclosure letter thereto, or as approved by Purchaser (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, each of the Company and each of its subsidiaries will use its commercially reasonable efforts to:

•	carry on its business in the ordinary course consistent with past practice; and

•	to keep available the services of the current officers, key employees and consultants of the Company and each of its subsidiaries, and preserve the current relationships of the Company and each of its subsidiaries with customers, suppliers, distributors, licensors, licensees, and other persons with whom the Company or any of its subsidiaries has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

The Merger Agreement also provides that, except as contemplated or permitted by the Merger Agreement (including the redemption of any of the Senior Subordinated Notes), as set forth in the disclosure letter thereto, or as approved by Purchaser (which approval will not be unreasonably withheld, conditioned or delayed), or as contemplated by the Investment Agreement (including the issuance of the Preferred Stock, the declaration and payment of dividends thereon and the conversion thereof) at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, the Company will not do any of the following and will not permit any of its subsidiaries to do any of the following:

•	amend, or propose to adopt any amendments to, its certificate of incorporation or bylaws or comparable organizational documents;

•	issue, sell, deliver, grant, dispose of, pledge or otherwise encumber or agree or commit to issue, sell, deliver, grant, dispose of, pledge or otherwise encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company securities or any securities of a subsidiary of the Company, except for the issuance and sale of Shares upon the vesting of restricted stock units or the exercise of options, in each case, outstanding as of the date of the Merger Agreement or issued after the date thereof in compliance with the terms of the Merger Agreement;

•	directly or indirectly repurchase or redeem any Company securities or any securities of a subsidiary of the Company, except:

•	repurchases of Company securities pursuant to the terms and conditions of options outstanding as of the date of the Merger Agreement or issued after the date thereof in compliance with the terms of the Merger Agreement; and

•	in connection with tax withholdings and exercise price settlements upon the exercise of options or the vesting of restricted stock units;

•	(A) split, combine, subdivide or reclassify shares of capital stock or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of any shares of capital stock, except for cash dividends made by any direct or indirect wholly owned subsidiary of the Company to the Company or one of its wholly owned subsidiaries;

•	propose or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

•	(A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries in excess of $10,000,000, except for loans or advances between the Company and any direct or indirect subsidiaries, or between any direct or indirect subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except with respect to obligations of direct or indirect subsidiaries of the Company, (C) make any loans, advances or capital contributions to or investments in any other person (other than the Company or any direct or indirect subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries, or (D) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than permitted liens);

•	except as may be required by applicable law or the terms of any employee benefit plan, including any severance agreement in effect as of the date of the Merger Agreement:

•	enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except in any such case (1) in connection with the hiring of new employees in the ordinary course of business consistent with past practice, and (2) in connection with the promotion of employees in the ordinary course of business consistent with past practice; or

•	increase the salary or other compensation payable or to become payable of any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement, except in the ordinary course of business consistent with past practice; provided, that the Company and its subsidiaries may provide for annual, promotion related or merit-based salary increases and may pay bonuses, commissions and other incentive compensation in the ordinary course of business consistent with past practice;

•	settle or compromise any pending or threatened legal proceeding for an amount (not covered by insurance) in excess of $5,000,000, except for the settlement of any legal proceeding that (A) is reflected or reserved against in the Company’s balance sheet, or (B) does not include any obligation (other than the payment of money) to be performed by the Company or its subsidiaries following the Effective Time that is, individually or in the aggregate, material to the Company and its subsidiaries, taken as whole;

•	except as may be required as a result of a change in applicable law or in GAAP, make any change in any of the material financial accounting methods, principles or practices used by it (or change an annual financial accounting period);

•

(A) make or change any material tax election, take any position on any tax return filed on or after the date of the Merger Agreement or adopt any tax accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods,

(B) change any method of tax accounting or accounting period, (C) amend any material tax return, including surrender any claim for a refund of taxes, (D) settle or compromise any material tax controversy, or (E) consent to any extension or waiver of any limitations period with respect to any claim or assessment for a material amount of taxes;

•	other than in the ordinary course of business consistent with past practice, (A) directly or indirectly acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material equity interest therein or (B) dispose of any properties or assets of the Company or its subsidiaries, which are material to the Company and its subsidiaries, taken as a whole;

•	(A) enter into, terminate or amend in any material respect any material contract, other than in the ordinary course of business consistent with past practice, (B) enter into or extend the term or scope of any contract that purports to restrict the Company, or any existing or future subsidiary or affiliate of the Company, from engaging in any line of business or in any geographic area, except distribution and sales agency agreements entered into in the ordinary course of business, or (C) enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby;

•	make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than (A) travel and similar advances to its employees and (B) customer credits in the ordinary course of business consistent with past practice) to, any person other than a direct or indirect wholly-owned subsidiary of the Company in the ordinary course of business;

•	make any capital expenditure or expenditures which (A) involves the purchase of real property, (B) is in excess of $10,000,000 individually or (C) is inconsistent with the budget approved by the Company’s Board of Directors prior to the date of the Merger Agreement, a copy of which has been provided to Purchaser;

•	grant to any third person any license (other than licenses granted to end-users pursuant to the Company’s terms of use as posted on its website), sublicense, covenant not to sue, immunity, authorization, release or other right with respect to any material intellectual property rights; assign or transfer to any third person any material Company intellectual property rights; or abandon any material Company registered intellectual property rights, in each case except as in the ordinary course of business; and

•	enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the foregoing items.

The Merger Agreement provides that notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company or its subsidiaries at any time prior to the Acceptance Time. Prior to the Acceptance Time, the Company and its subsidiaries will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over their own business and operations.

Acquisition Proposals Provision; Go-Shop Period; No Solicitation Provision

The Merger Agreement provides that during the period (the “Go-Shop Period”) commencing on May 17, 2015 and continuing until 11:59 p.m. (New York Time) on June 21, 2015, unless extended by the Go-Shop Extension (the day on which the Go-Shop Period (including the Go-Shop Extension, if any) ends, the “No-Shop Period Start Date”), the Company and its subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to:

•

initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data)

regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its subsidiaries to any person pursuant to (x) a confidentiality agreement entered into by such person containing confidentiality terms that are no more favorable in the aggregate to such person than those contained in the Confidentiality Agreement, dated as of March 20, 2015, by and between the Company and an affiliate of the Purchaser ( the “Confidentiality Agreement”) (unless the Company offers to amend the Confidentiality Agreement to reflect such more favorable terms), or (y) to the extent applicable, the confidentiality agreement entered into with such person prior to the date of this Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall promptly (and in any event within 24 hours) make available to the Purchaser any non-public information concerning the Company or its subsidiaries that is provided to any person given such access that was not previously made available to the Purchaser; and

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any persons or group of persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

No later than one business day after the No-Shop Period Start Date, the Company shall notify Purchaser in writing of the identity of each person or group of persons from whom the Company received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date and provide to Purchaser (x) a copy of any Acquisition Proposal made in writing and any other written material terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries, (y) the identity of the person or persons making such Acquisition Proposal and (z) a written summary of the material terms of any Acquisition Proposal not made in writing (including any terms proposed orally or supplementally). If the Company receives an Acquisition Proposal during the Go-Shop Period, the Company may extend the Go-Shop Period for the Go-Shop Extension.

As defined in the Merger Agreement, “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Purchaser or Acquisition Sub) to engage in an Acquisition Transaction.

As defined in the Merger Agreement, “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement and the transactions contemplated by the Investment Agreement) involving:

•	any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from the Company and/or any other person(s), of Shares representing more than twenty percent of the Shares outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning more than twenty percent of the Shares outstanding after giving effect to the consummation of such tender or exchange offer;

•	any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than twenty percent of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition);

•	any merger, consolidation, business combination, share exchange or other similar transaction involving the Company pursuant to which any person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company’s stockholders (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than twenty percent of the Shares outstanding after giving effect to the consummation of such transaction;

•	a liquidation, dissolution or other winding up of the Company;

•	any transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, more than twenty percent of the Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than twenty percent of the voting power of the Company; or

•	any combination of the foregoing.

The Merger Agreement provides that, except as may relate to any Excluded Party (but only for as long as such person or group is an Excluded Party), after the No-Shop Period Start Date, the Company and its subsidiaries shall, and the Company shall cause its and its subsidiaries’ Representatives to immediately cease any activities permitted during the Go-Shop Period and any discussions or negotiations with any person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any person or group with whom such discussions or negotiations have been terminated, the Company shall terminate such persons’ access to any data room containing the Company’s confidential information and use its reasonable best efforts to promptly require such person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.

As defined in the Merger Agreement, “Excluded Party” means any person, group of persons or group of persons that includes any person or group of persons, from whom the Company or any of its Representatives has received prior to the No-Shop Period Start Date, a written Acquisition Proposal that the Company’s Board of Directors determines in good faith (such determination to be made no later than one business days after the No-Shop Period Start Date), after consultation with outside counsel and its financial advisors, is or could reasonably be expected to result in a Superior Proposal.

The Merger Agreement provides that, except as it may relate to an Excluded Party, from the No-Shop Period Start Date continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, the Company and its subsidiaries will not, and the Company shall instruct and use its reasonable best efforts to cause its and its subsidiaries’ Representatives not to, directly or indirectly:

•	solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal;

•	furnish to any person (other than Purchaser, Acquisition Sub or any designees of Purchaser or Acquisition Sub) any non-public information relating to the Company or any of its subsidiaries, or afford to any person (other than Purchaser, Acquisition Sub or any designees of Purchaser or Acquisition Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal; or

•	enter into any contract contemplating or otherwise relating to an Acquisition Transaction (other than Acceptable Confidentiality Agreement).

The Merger Agreement provides that at any time prior to the Acceptance Time and after providing Purchaser not less than 24 hours written notice of its intention to take such actions, if the Company receives from any person a bona fide, written and unsolicited Acquisition Proposal not involving a breach of the Merger Agreement that the Company’s Board of Directors determines in good faith (after consultation with the

Company’s financial advisor and outside legal counsel) either constitutes or is reasonably expected to lead to a Superior Proposal (as defined below), the Company’s Board of Directors may, directly or indirectly through the Company’s Representatives:

•	participate or engage in discussions or negotiations with such person; and/or

•	furnish to such person any non-public information relating to the Company or any of its subsidiaries and/or afford such person access to the business, properties, assets, books, records or other non-public information, or the personnel, of the Company or any of its subsidiaries, in each case, pursuant to an Acceptable Confidentiality Agreement, provided, that contemporaneously with furnishing any non-public information to such person, the Company furnishes such non-public information to Purchaser to the extent such information has not been previously furnished by the Company to Purchaser.

The Merger Agreement provides that the Company is prohibited from taking any of the actions in the forgoing paragraph unless the Company’s Board of Directors determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties, and the Company gives Purchaser written notice of the identity of such person, a copy of the Acceptable Confidentiality Agreement entered into with such person, the material terms of such Acquisition Proposal and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such person (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such Acquisition Proposal). Any violation of the foregoing restrictions by the Company’s subsidiaries or Representatives will be deemed to be a breach of the Merger Agreement by the Company.

The Merger Agreement provides that from the No-Shop Period Start Date until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, neither the Company nor any of its subsidiaries will terminate, amend, modify or waive any rights under, or release any person (other than Purchaser and Acquisition Sub) from, any “standstill” or other similar agreement between the Company or any of its subsidiaries, on the one hand, and such person, on the other, unless the Company’s Board of Directors determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties.

The Merger Agreement also provides that the Company will promptly notify Purchaser if any director or executive officer of the Company becomes aware of any receipt by the Company of any Acquisition Proposal, any request for information that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such Acquisition Proposal). The Company will keep Purchaser reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry (and the Company will provide Purchaser with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry or request).

As defined in the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company’s Board of Directors shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account reasonably available information (including relevant legal, financial and regulatory aspects of such Acquisition Proposal) and the likelihood of consummation of such Acquisition Transaction, would be more favorable from a financial point of view to the holders of the Company’s Shares (in their capacity as such) than the Offer and the Merger, after taking into account any changes to the terms of the Merger Agreement offered by Purchaser in response to such Acquisition Proposal; provided, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” (i) all references to “more than twenty percent (20%) of the Shares” in the definition of “Acquisition Transaction” shall be deemed to be references to “more than thirty-five percent (35%) of the Shares (including Underlying Shares)”; (ii) all references to “more than twenty percent (20%) of the consolidated assets” shall be deemed references to “more than thirty-five percent (35%) of the consolidated assets” and (iii) all references to “more than twenty percent (20%) of the voting power” shall be deemed references to “more than thirty-five percent (35%) of the voting power (including Underlying Shares).”

Board Recommendation

The Merger Agreement provides that, unless there has been a Board Recommendation Change, the Company’s Board of Directors will recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement (the “Board Recommendation”).

Board Recommendation Change

The Merger Agreement provides that, subject to the terms of the Merger Agreement, neither the Company’s Board of Directors nor any committee thereof will: (A) withhold, withdraw, amend or modify in a manner adverse to Purchaser, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Purchaser, the Board Recommendation; or (B) approve, endorse or recommend an Acquisition Proposal; (each of (A) and (B), a “Board Recommendation Change”), but that a “stop, look and listen” communication by the Company’s Board of Directors to the holders of Shares pursuant to Rule 14d-9(f) of the Exchange Act, shall not be deemed to be a Board Recommendation Change. At any time following the making by any person of a public Acquisition Proposal, Purchaser may submit a written request to the Company’s Board of Directors that the Company’s Board of Directors publicly reconfirm the Board Recommendation within five business days after receipt of such a request.

Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, the Company’s Board of Directors may: (A) make a Board Recommendation Change only in response to (x) the Company receiving an unsolicited, bona fide written Acquisition Proposal that constitutes a Superior Proposal and not involving a breach of the Merger Agreement or (y) an Intervening Event (as defined below); or (B) if the Company has complied in all material respects with the no solicitation provisions of the Merger Agreement, cause the Company to terminate the Merger Agreement and, concurrently with or immediately after such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, which proposal did not result from any material breach of the no solicitation provisions of the Merger Agreement, if and only if, in all cases (x) the Company’s Board of Directors determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to effect a Board Recommendation Change would be inconsistent with its fiduciary duties and (y) the provisions of this “Board Recommendation Change” section are complied with in all material respects. As defined in the Merger Agreement, “Intervening Event” means any material event or circumstance arising after the date of the Merger Agreement that (i) was neither known to the Company’s Board of Directors nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (ii) does not relate to the filing of any required notices under applicable antitrust laws or other regulations, including the Committee on Foreign Investment in the United States of America and International Traffic in Arms Regulations, as set forth in 22 C.F.R. Parts 120 to 130.

Nothing in the Merger Agreement will prohibit the Company’s Board of Directors from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; and (B) making any disclosure to the holders of Shares that the Company’s Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties under Delaware law or a violation of applicable securities laws; provided that, (x) clause (B) will not in and of itself be deemed to permit the Company’s Board of Directors to make a Board Recommendation Change that would not otherwise be permitted by this “Board Recommendation Change” section, and (y) in either such case, any such statement(s) or disclosures made by the Company’s Board of Directors will be subject to the terms and conditions of the Merger Agreement.

The Merger Agreement provides that (A) no Board Recommendation Change may be made in response to a Superior Proposal or an Intervening Event and (B) no termination of the Merger Agreement as provided in this “Board Recommendation Change” section may be made:

•	until the fourth business day following Purchaser’s receipt of written notice from the Company advising Purchaser that the Company’s Board of Directors intends to, in the case of clause (A), make such Board Recommendation Change (a “Board Recommendation Notice”), or in the case of clause (B), terminate the Merger Agreement in accordance with this “Board Recommendation Change” section (a “Notice of Superior Proposal”), which notice shall specify:

•	in the case of such an action taken in connection with a Superior Proposal, the terms and conditions of such Superior Proposal (including the identity of the person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal); or

•	if the basis of the proposed action by the Company’s Board of Directors is an Intervening Event, a description of the Intervening Event;

•	and unless the Company shall have (A) during the four business day period specified above (and any additional period related to a revision to the Superior Proposal, as provided below), negotiated, and caused its financial and legal advisors to negotiate, with Purchaser in good faith (to the extent Purchaser desires to negotiate) with respect to proposed adjustments to the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Board Recommendation Notice that is not related to a Superior Proposal, so that the failure to make such Board Recommendation Change is no longer inconsistent with the Company’s Board of Directors’ fiduciary duties under Delaware law); and (B) prior to or concurrently with a termination of the Merger Agreement pursuant to this “Board Recommendation Change” section, paid the Termination Fee (as defined below) required under the Merger Agreement.

The Merger Agreement provides that, in the case of such actions taken in connection with a Superior Proposal or an Intervening Event, any material amendment to the financial terms or other material terms of such Superior Proposal, or any new material information regarding the Intervening Event, will, in each case require a new Board Recommendation Notice or Notice of Superior Proposal and an additional two business day period (the period inclusive of all such days, the “Notice Period”). The Merger Agreement also provides that: (A) during the Notice Period the Company will, and will cause its financial advisors and outside legal counsel to, negotiate with Purchaser in good faith if Purchaser indicates to the Company that it desires to negotiate the terms of the Merger Agreement; and (B) the Company will take into account all changes to the terms of the Merger Agreement proposed by Purchaser in determining whether such Acquisition Proposal continues to constitute a Superior Proposal. The Company will promptly keep Purchaser reasonably informed of all material developments affecting the material terms of any such Superior Proposal (and the Company will provide Purchaser with copies of any additional material written materials received that relate to such Superior Proposal).

Access to Information; Confidentiality

The Merger Agreement provides that at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, the Company will afford Purchaser and its financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company; provided, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable law requires the Company to restrict or otherwise prohibit access to such documents or information or (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information; and provided, that no information or knowledge obtained by Purchaser in any investigation conducted pursuant to the access contemplated by the Merger Agreement will affect or be deemed to modify any representation or warranty of the Company set forth in the Merger Agreement or otherwise impair the rights and remedies available to Purchaser and Acquisition Sub thereunder.

The Merger Agreement provides that in the event that the Company does not provide access or information in reliance on the preceding paragraph, it will use its reasonable best efforts to communicate the applicable information to Purchaser in a way that would not violate the applicable law, contract or obligation or to waive such a privilege including by providing such information in redacted form as necessary to preserve such a privilege or comply with such law or otherwise make appropriate substitute disclosure arrangements, to the extent possible. Any investigation conducted pursuant to the access contemplated by the Merger Agreement will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its subsidiaries. Any access to the properties of the Company or any of its subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. None of the Company, any of its subsidiaries or any Representatives of any of the foregoing are required by the Merger Agreement to prepare any reports, analyses, appraisals, opinions or other information.

The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Purchaser or any of its financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by the Merger Agreement. Except for disclosures expressly permitted by the terms of the Confidentiality Agreement, each of the Company and Purchaser will hold, and will cause their respective Representatives to hold, all information received from the other party or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

Notification of Certain Matters

The Merger Agreement provides that at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, the Company will give prompt notice to Purchaser and Acquisition Sub upon becoming aware that any representation or warranty made by it in the Merger Agreement has become untrue or inaccurate, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of Purchaser and Acquisition Sub to consummate the transactions contemplated by the Merger Agreement relating to the accuracy of the Company’s representations and warranties and the performance of its covenants to fail to be satisfied at the then scheduled expiration of the Offer. No such notification will affect or be deemed to modify any representation or warranty of the Company set forth in the Merger Agreement or the conditions to the obligations of Purchaser and Acquisition Sub to consummate the transactions contemplated by the Merger Agreement or the remedies available to the parties thereunder. The terms and conditions of the Confidentiality Agreement will apply to any information provided to Purchaser pursuant to the Merger Agreement.

The Merger Agreement also provides that at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, Purchaser will give prompt notice to the Company upon becoming aware that any representation or warranty made by Purchaser or Acquisition Sub in the Merger Agreement has become untrue or inaccurate in any material respect, or of any failure of Purchaser or Acquisition Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) or the ability of Purchaser and Acquisition Sub to fully perform their respective covenants and obligations under the Merger Agreement. No such notification shall affect or be deemed to modify any representation or warranty of Purchaser or Acquisition Sub set forth in the Merger Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by the Merger Agreement or the remedies available to the parties thereunder. The terms and conditions of the Confidentiality Agreement will apply to any information provided to the Company pursuant to the Merger Agreement.

Director and Officer Indemnification

The Merger Agreement provides, to the extent that the Merger is consummated, that the Surviving Corporation and its subsidiaries will (and Purchaser will cause the Surviving Corporation and its subsidiaries to) honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all: (i) indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers as of the date of the Merger Agreement and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Acceptance Time (the “Indemnified Persons”) and (ii) indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of the Company or any of its subsidiaries in effect on the date of the Merger Agreement. In addition, during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will (and Purchaser will cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions will not be repealed, amended or otherwise modified in a manner adverse to the Indemnified Persons except as required by applicable law.

During the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation and its subsidiaries will (and Purchaser will cause the Surviving Corporation and its subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement; provided, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Purchaser a written notice asserting a claim for indemnification under the Merger Agreement, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation and its subsidiaries will (and Purchaser will cause the Surviving Corporation and its subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the Merger Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry:

•	the Surviving Corporation will have the right to control the defense thereof after the Effective Time (and by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto);

•	each Indemnified Person will be entitled to retain his or her own counsel, whether or not the Surviving Corporation will elect to control the defense of any such claim, proceeding, investigation or inquiry;

•	the Surviving Corporation will pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received, whether or not the Surviving Corporation will elect to control the defense of any such claim, proceeding, investigation or inquiry; and

•	no Indemnified Person will be liable for any settlement effected without his or her prior express written consent.

Notwithstanding anything to the contrary in the Merger Agreement, neither the Surviving Corporation nor any of its affiliates (including Purchaser) will settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

Director and Officer Insurance

The Merger Agreement provides, to the extent that the Merger is consummated, that during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Purchaser will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, that Purchaser and the Surviving Corporation will not be obligated to pay annual premiums in excess of three hundred percent of the amount paid by the Company for coverage for its last full fiscal year (such three hundred percent amount, the “Maximum Annual Premium”) as provided in the disclosure letter to the Merger Agreement; provided, that if the annual premiums of such insurance coverage exceed such amount, Purchaser and the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Purchaser will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Purchaser and the Surviving Corporation under the preceding paragraph for so long as such “tail” policy is maintained in full force and effect.

If Purchaser or the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions will be made so that the successors and assigns of the Surviving Corporation will assume all of the obligations of Purchaser and the Surviving Corporation set forth in the Merger Agreement.

These obligations cannot be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy (and their heirs and representatives) are intended to be third party beneficiaries of this section of the Merger Agreement, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy (and their heirs and representatives)) will be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its subsidiaries, or applicable law (whether at law or in equity). The obligations and liability of Purchaser, the Surviving Corporation and their respective subsidiaries in the Merger Agreement will be joint and several.

The Merger Agreement provides that nothing therein is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its subsidiaries for any of their respective directors, officers or other employees, and that the indemnification described above is not prior to or in substitution for any such claims under such policies.

Reasonable Best Efforts to Complete

The Merger Agreement provides that each of Purchaser, Acquisition Sub and the Company will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to:

•	cause the conditions of the Offer to be satisfied and cause the conditions to the Merger to be satisfied;

•	obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Offer and the Merger; and

•	obtain all necessary or appropriate consents, waivers and approvals under any material contracts (including, for the avoidance of doubt, the Credit Agreement), to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated thereby so as to maintain and preserve the benefits under such material contracts following the consummation of the transactions contemplated by the Merger Agreement (other than the Senior Notes or Senior Subordinated Notes).

In addition to the foregoing, neither Purchaser or Acquisition Sub, on the one hand, nor the Company, on the other hand, will take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Offer or the Merger or the ability of such party to fully perform its obligations under the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, the Company will not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any person under any contract.

Antitrust Filings

Each of Purchaser and Acquisition Sub (and their respective affiliates, if applicable), on the one hand, and the Company, on the other hand, will (i) file with the United States Federal Trade Commission or any successor thereto (the “FTC”) and the Antitrust Division of the United States Department of Justice or any successor thereto (the “DOJ”) a Notification and Report Form relating to the Merger Agreement and the transactions contemplated thereby as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) as soon as practicable after the date of the Merger Agreement but in no event later than fifteen business days following the execution and delivery of the Merger Agreement and (ii) as promptly as practicable, make the required filings under any applicable competition laws in Mexico, Russia, South Africa and Turkey. Each of Purchaser and the Company will:

•	cooperate and coordinate with the other in the making of such filings;

•	supply the other with any information that may be required in order to make such filings;

•	supply any additional information that reasonably may be required or requested by the FTC, the DOJ or other governmental authority; and

•	use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and to avoid any impediment to the consummation of the Offer or the Merger under any antitrust laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ or any governmental authority, or any other person may assert under any applicable antitrust laws with respect to the Offer and/or the Merger.

Notwithstanding the foregoing or any provision of the Merger Agreement, nothing in the Merger Agreement will require Purchaser, the Company or any of its subsidiaries to take any action that would result in a material adverse effect on Purchaser or the Company.

Each of Purchaser and Acquisition Sub (and their respective affiliates, if applicable), on the one hand, and the Company, on the other hand, will promptly inform the other of any communication from any governmental authority regarding any of the transactions contemplated by the Merger Agreement in connection with any filings or investigations with, by or before any governmental authority relating to the Merger Agreement or the transactions contemplated thereby, including any proceedings initiated by a private party. If any party to the Merger Agreement or affiliate thereof receives a request for additional information or documentary material from any governmental authority with respect to the transactions contemplated by the Merger Agreement pursuant to the HSR Act with respect to which any such filings have been made or pursuant to any other antitrust laws, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request.

The Merger Agreement provides that to the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, the parties to the Merger Agreement will:

•	give each other reasonable advance notice of all meetings with any governmental authority relating to the Offer or the Merger;

•	give each other an opportunity to participate in each of such meetings;

•	keep the other party reasonably apprised with respect to any oral communications with any governmental authority regarding the Offer or the Merger;

•	cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Offer and the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any governmental authority;

•	provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a governmental authority regarding the Offer and the Merger;

•	provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any governmental authority relating to the Offer or the Merger; and

•	cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the following conditions of the Offer and/or Merger:

•	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated and the receipt of any applicable clearances under the competition laws of Mexico, Russia, South Africa, or Turkey; and

•	no governmental authority of competent jurisdiction in the United States shall have (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, or (B) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States.

Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable law or as appropriate to protect confidential business information.

Each of Purchaser, Acquisition Sub and the Company will cooperate with one another in good faith to:

•	promptly determine whether any filings not contemplated by the Merger Agreement are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by the Merger Agreement are required to be or should be obtained, from any governmental authority under any other applicable law in connection with the transactions contemplated by the Merger Agreement; and

•	promptly make any filings, furnish information required in connection therewith and use reasonable best efforts to take all action necessary to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated thereby.

To the extent that such additional filings are required, each of Purchaser, Acquisition Sub and the Company agree to cooperate with one another and keep one another informed with respect to all communications with any such governmental authorities to the same extent as provided above.

Public Announcements

The Merger Agreement provides that none of the Company, on the one hand, or Purchaser and Acquisition Sub, on the other hand, will issue any public release or make any public announcement concerning the Merger Agreement or the transactions contemplated thereby without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable law or the rules or regulations of any applicable U.S. securities exchange or regulatory or governmental authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party or parties to the Merger Agreement reasonable time to comment on such release or announcement in advance of such issuance. The final form and content of any such release or announcement, as well as the timing of any such release or announcement, will be at the final discretion of the disclosing party; provided, that the restrictions set forth in the Merger Agreement will not apply to any release or announcement made or proposed to be made by the Company following a Board Recommendation Change.

Anti-Takeover Laws

In the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, the Company, Purchaser and Acquisition Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such law on the Merger Agreement and the transactions contemplated hereby.

Section 16(b) Exemption

The Company will take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Cooperation Regarding CFIUS Clearance and ITAR Pre-Notification Requirement

The Merger Agreement provides that Purchaser, Acquisition Sub and the Company shall, at their own expense, make all filings and contacts with the U.S. Department of State Directorate of Defense Trade Controls and the Committee on Foreign Investment in the United States of America (the “Regulatory Authorities”) necessary to satisfy the conditions to the Merger and additional information and documentary material that may be requested by the Regulatory Authorities. Purchaser, Acquisition Sub and the Company have agreed to keep each other regularly informed of the processing of any filings to be made and shall provide the other party promptly with all requested non-privileged or non-commercially sensitive documents and material information concerning such filings and any communication exchanged with the Regulatory Authorities.

The Company, Purchaser and Acquisition Sub have agreed to fully cooperate and to furnish to each other such necessary and available information and assistance reasonably requested in connection with the preparation of the required filings and to consult with each other with respect to requests and enquiries from the Regulatory Authorities. In addition, Purchaser, Acquisition Sub and the Company shall use reasonable best efforts to:

•	as promptly as practicable after the date of the Merger Agreement, submit to CFIUS a draft filing as contemplated under 31 C.F.R. § 800.401(f) and engage in pre-notice consultation with CFIUS;

•	promptly after submitting such draft notice to CFIUS and engaging in any pre-notice consultation with CFIUS, file a voluntary notice as provided for in 31 C.F.R. § 800.401(a); and

•	promptly and, in all events, consistent with any deadline imposed by CFIUS under Exon-Florio, comply with any request received by the Company, Purchaser or Acquisition Sub, or any of their respective subsidiaries, from any governmental authority for any certification, additional information, documents or other materials in respect of such notice or the Merger.

Employee Matters

The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will honor all employee benefit or compensation plans maintained or contributed to for the benefit of any current or former employee or director of the Company (“Employee Plans”) and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time. For a period of one (1) year following the Effective Time, the Surviving Corporation will provide to each Continuing Employee (as defined below) (i) employee benefits that, in the aggregate, are no less favorable than were provided to the Continuing Employee immediately prior to the Effective Time and (ii) base salary or regular wages and incentive compensation opportunities that, in each case, are no less favorable than those as were provided to the Continuing Employee as of the Acceptance Time. The Surviving Corporation will provide, to each Continuing Employee whose employment terminates during the one-year period following the Effective Time severance benefits that would have been no less favorable than the severance benefits provided to the Continuing Employee under the Company’s severance arrangements and/or policies in effect immediately prior to the Effective Time.

With respect to each employee benefit or compensation plan, program, agreement or arrangement that is made available to any Continuing Employees on or following the Effective Time (the “New Plans”), only to the extent the Merger is consummated, the Surviving Corporation will cause to be granted to each such Continuing Employee credit for all service with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting, entitlement to benefits and level of benefits (other than with respect to determining the accrual and level of benefits under a defined benefit pension plan) where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement); provided, that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition:

•	each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Employee Plan or under any other employee benefit or compensation plan, program, agreement or arrangements in which such Continuing Employee participates immediately before the Acceptance Time (such plans, collectively, the “Old Plans”); and

•	for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Surviving Corporation will cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Corporation will take commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Only to the extent the Merger is consummated, any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture and will not limit future accruals.

Immediately prior to the Effective Time, and only to the extent the Merger is consummated, the Company will have the right to pay the annual bonus awards in respect of the fiscal year in which the Effective Time occurs, with such payments to be based upon the actual performance (which will be determined by linearly extrapolating, in good faith, the Company’s performance as of the Effective Time through the end of the Company’s fiscal year in which the Effective Time has occurred) pro-rated based on days from the beginning of the applicable performance period until the Effective Time divided by 365.

Notwithstanding anything to the contrary in the Merger Agreement, no provision of the Merger Agreement will be deemed to (A) guarantee employment for any period of time for, or preclude the ability of Purchaser or the Surviving Corporation to terminate, any Continuing Employee for any reason, or (B) subject to the limitations and requirements specifically set forth in the Merger Agreement, require Purchaser or the Surviving Corporation to continue any New Plan or Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time.

“Continuing Employees” are defined in the Merger Agreement as all employees of the Company who, as of the closing of the Merger continue their employment with the Company or any of its subsidiaries or, outside the U.S., who remain or become employees of the Company or any of its subsidiaries, Purchaser or any subsidiary of Purchaser as required by applicable law.

Compensation, Severance and Other Agreements

The Merger Agreement provides that that certain payments and benefits will be granted pursuant to employment compensation, severance and other employee benefit plans of the Company and its subsidiaries for the benefit of employees and directors, including the Employee Plans (collectively, the “Arrangements”), to certain holders of the Company’s Shares and other Company securities. The Compensation Committee of the Company’s Board of Directors (the “Company Compensation Committee”) (A) at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act with respect to (1) each Arrangement presented to the Company Compensation Committee on or prior to the date of the Merger Agreement, (2) the treatment of the Company’s options and restricted stock units in accordance with the terms set forth in the Merger Agreement and (B) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the Arrangements. Each member of the Company Compensation Committee is an “independent director” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Standby Financing Commitment

The Merger Agreement provides that the Company and Purchaser shall cooperate and use their respective commercially reasonable efforts to prevent the occurrence of a Ratings Event (as defined in the indenture governing the Senior Notes) and to prevent the occurrence of a change of control event of default (a “COC EOD”) by reason of the transactions contemplated the Merger Agreement under the Credit Agreement or the Senior Subordinated Notes.

If the Company’s Board of Directors determines in good faith (with the advice of its financial and legal advisors) that (a) a repurchase obligation under the Senior Notes is reasonably likely to arise or has arisen, (b) a COC EOD is likely to occur or has occurred under the Credit Agreement or the Senior Subordinated Notes, or (c) an event of default under the Credit Agreement, the Senior Notes or the Senior Subordinated Notes is likely to occur or has occurred due to the occurrence or likely occurrence of an event of cross default or cross acceleration under the Credit Agreement, the Senior Notes or the Senior Subordinated Notes which default or acceleration is likely or has occurred by reason of the Transactions, then the Company shall give written notice to that effect to Purchaser (the “Financing Notice”). If a Financing Notice is given, the parties shall use their commercially reasonable best efforts to obtain a waiver of any such event of default or repurchase obligation in compliance with the indenture governing the Senior Notes, the Credit Agreement or refinance, repay or redeem the Senior Subordinated Notes, as the case may be. If the parties are unable to obtain any such waiver, then in order to refinance the Senior Notes, the Credit Agreement and/or repay the Senior Subordinated Notes, as required and/or determined by Purchaser in consultation with the Company:

•	Purchaser will use its commercially reasonable efforts to assist the Company in raising the required financing through a registered debt offering with terms usual and customary for issuances of similar investment grade debt securities giving consideration to the size, structure, industry and practices of the Company at the time of such financing; or

•	if such financing is not available or would be available only on terms which are less favorable (in the reasonable discretion of the Purchaser in consultation with the Company), Purchaser will use commercially reasonable efforts to assist the Company in raising the required financing through a debt securities offering under Rule 144A or other private placement of debt securities with terms usual and customary for issuances of similar investment grade debt securities giving consideration to the size, structure, industry and practices of the Company, or bank financing with terms usual and customary for comparable borrowers, giving consideration to the size, structure and industry of the Company, in each case, at the time of such financing; or

•	if the financing described above is not available to redeem all or a portion of the Senior Notes, as required, refinance the Credit Agreement and/or refinance, repay or redeem the Senior Subordinated Notes, Purchaser commits (until 60 days after the consummation of the Transactions) to provide, or cause to be provided (subject only to the (i) presentation of a borrowing request for the amount of requested funding, which borrowing request shall set forth in reasonable detail the amount required by the Company to meet its obligations to redeem all or a portion of the Senior Notes and pay all associated fees, expenses and premiums, and (ii) the prior or substantially contemporaneous consummation of the Transactions), bridge financing on terms which reasonably approximate current market terms for financings of a similar type for comparable companies, giving consideration to the size, structure, industry and practices of the Company, as such terms are reasonably agreed by the Company and Purchaser (any such refinancing, a “Refinancing”, and the underwriters or lenders of any such Refinancing including Purchaser, to the extent applicable, the “Banks”).

If Refinancing is not available or the Company and Purchaser are unable to come to agreement as to the terms of a Refinancing within thirty (30) days of delivery of the Financing Notice, each of the Company and Purchaser shall engage outside financial advisors in accordance with the Merger Agreement in order to negotiate the terms of the Refinancing.

The Merger Agreement provides that the Company will cooperate and assist Purchaser in completing a Refinancing, except that the Company is not required to cooperate to the extent it would, in the Company’s reasonable judgment, (i) interfere unreasonably with the business or operations of the Company or any of its subsidiaries, (ii) violate or result in a breach of (A) the organizational documents of the Company or any of its Subsidiaries, (B) applicable law or (C) any material contract to which the Company or any of its subsidiaries is a party, or (iii) obligate the Company or any of its Subsidiaries to provide any information, the disclosure of which is prohibited or restricted under applicable law or which disclosure would forfeit or compromise any rights of the Company to assert an attorney-client privilege with respect to such information.

Conditions to the Merger

The Merger Agreement provides that the respective obligations of Purchaser, Acquisition Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable law) prior to the Effective Time, of each of the following conditions:

•	the Merger Condition;

•	Purchaser or Acquisition Sub, as applicable, shall have accepted for payment and paid for all of the Company Shares validly tendered and not withdrawn pursuant to the Offer;

•	the termination or expiration of any waiting period (and extension thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”);

•	any waiting periods, clearances, approvals and/or consents applicable to the consummation of the Merger under the antitrust laws of Mexico, Russia, Turkey and South Africa shall have expired, been terminated or been obtained;

•	no governmental authority of competent jurisdiction in the United States shall have (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, or (B) issued or granted any order that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States;

•	the receipt of clearance from the Committee on Foreign Investment in the United States of America (“CFIUS”) without any required condition to mitigate any threat to the national security of the United States that is unacceptable to Purchaser (“CFIUS Clearance Condition”), unless Purchaser and the Company determine that CFIUS Clearance Condition is unnecessary because it was obtained for a transaction covered by the Investment Agreement that CFIUS determine to be subject to Exon-Florio; and

•	the submission by the Company of a notice (including all required accompanying materials) to the U.S. Department of State Directorate of Defense Trade Controls (“DDTC”) via registered, overnight mail and email at least sixty (60) days in advance of the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), as provided for in 22 C.F.R. § 122.4(b) and DDTC’s 60-Day Notice Guidance (“ITAR Pre-Notification Condition”).

Termination of the Merger Agreement

Termination If the Merger Condition Has Not Been Satisfied

The Merger Agreement will automatically terminate upon the consummation of the Offer if the Merger Condition has not been satisfied.

Termination Prior to the Acceptance Time

The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time:

•	by mutual written agreement of Purchaser and the Company;

•	by either Purchaser or the Company, if:

•	the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser or Acquisition Sub having accepted for payment any Shares tendered pursuant to the Offer on or before October 14, 2015 (the “Termination Date”); provided, that if on the Termination Date, all of the conditions of the Offer (set forth in The Tender Offer — Section 11 – Conditions of the Offer) have been satisfied (or are capable of being satisfied) on such date other than the condition that any waiting periods, clearances, approvals and/or consents applicable to the transactions contemplated by the Merger Agreement under the antitrust laws of Mexico, Russia, Turkey and South Africa shall have expired, been terminated or been obtained shall not have expired, been terminated or been obtained, then the Termination Date shall be deemed to be the sixtieth day thereafter, provided, that such termination right will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or principally resulted in (A) any of the conditions of the Offer having failed to be satisfied and such action or failure to act constitutes a material breach of the Merger Agreement, or (B) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser or Acquisition Sub having accepted for payment any Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of the Merger Agreement; or

•	any governmental authority of competent jurisdiction shall have (A) enacted, issued or promulgated any law that is in effect and has the effect of prohibiting or otherwise preventing the consummation of the Offer and the Merger, or (B) issued or granted any order that is in effect and has the effect of making the Offer and the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer and the Merger, and such order has become final and non-appealable;

•	by the Company:

•	in the event that (A) the Company is not then in material breach of the Merger Agreement; and (B) Purchaser and/or Acquisition Sub shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Purchaser and Acquisition Sub set forth in the Merger Agreement shall have become inaccurate, which breach, violation or inaccuracy is incapable of being cured, or is not cured, by Purchaser and/or Acquisition Sub within twenty calendar days following receipt of written notice from the Company of such breach, violation or inaccuracy and would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date; or

•	to enter into a definitive written agreement providing for a Superior Proposal as described above under Merger Agreement – Board Recommendation Change;

•	by Purchaser in the event that (A) Purchaser and Acquisition Sub are not then in material breach of the Merger Agreement, and (B) the Company shall have breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall have become inaccurate, in either case, such that (x) the conditions of the Offer are not capable of being satisfied by the Termination Date and (y) such breach, violation or inaccuracy is incapable of being cured, or is not cured, by the Company within twenty calendar days following receipt of written notice from Purchaser of such breach, violation or inaccuracy; or

•	by Purchaser, in the event that (A) the Company’s Board of Directors or any committee thereof shall have effected a Board Recommendation Change; or (B) the Company’s Board of Directors shall have failed to publicly reconfirm the Board Recommendation within five business days after receipt of a written request from Purchaser that it do so if such request is made following the making by any person of a public Acquisition Proposal.

Notice of Termination; Effect of Termination

The Merger Agreement provides that any proper and valid termination of the Merger Agreement as described above will be effective immediately upon the delivery of written notice of the terminating party to the other party or parties, as applicable. In the event of the termination of the Merger Agreement as described above, the Merger Agreement will be of no further force or effect without liability of any party or parties thereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties thereto, as applicable, except:

•	for the provisions relating to public statements and disclosure, confidentiality, notice of termination and effect of termination, fees and expenses and the general provisions of the Merger Agreement, each of which will survive the termination of the Merger Agreement;

•	that nothing in the Merger Agreement will relieve any party or parties thereto, as applicable, from any liability or damages, which will not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated thereby resulting from any breach of the Merger Agreement prior to such termination, in which case the aggrieved party will be entitled to all remedies available at law or in equity; and

•	no termination of the Merger Agreement will affect the obligations of the parties thereto set forth in the Confidentiality Agreement or the Limited Guarantee, dated as of May 17, 2015, made by Brookfield Capital Partners IV L.P. in favor of the Company, all of which obligations will survive termination of the Merger Agreement in accordance with their terms.

Termination Fee and Expenses

The Merger Agreement provides that except as otherwise provided, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

The Merger Agreement provides that the Company shall pay to Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P. $20,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated by Purchaser if:

•	the Merger Agreement is terminated by Purchaser in the event that the Company’s Board of Directors or any committee thereof shall have effected a Board Recommendation Change, or the Company’s Board of Directors shall have failed to publicly reconfirm the Board Recommendation within five business days after receipt of a written request from Purchaser that it do so if such request is made following the making by any person of a public Acquisition Proposal;

•	the Merger Agreement is terminated by the Company prior to the Acceptance Time to (i) make a Company’s Board of Directors Recommendation Change in response to (A) the Company receiving an unsolicited, bona fide written Acquisition Proposal that constitutes a Superior Proposal not involving a breach of the Merger Agreement or (B) an Intervening Event or (ii), if the Company has complied in all material respects with its non-solicitation obligations, concurrently with or immediately after such termination enter into a definitive written agreement providing for such Superior Proposal, which proposal did not result from any material breach of the Company’s non-solicitation obligations, if and only if, in all cases (x) the Company’s Board of Directors determined in good faith, after consulting with and receiving advice from outside counsel, that the failure to effect a Board Recommendation Change would be inconsistent with its fiduciary duties and (y) the communication provisions of the Merger Agreement; provided, that if the Company terminated the Merger Agreement in order to accept a Superior Proposal from an Excluded Party prior to the No-Shop Period Start Date, the Termination Fee shall be equal to $7,500,000 (the “Go-Shop Termination Fee”); or

•	the Merger Agreement is terminated by:

•	the Company or Purchaser (unless the Company could have otherwise terminated for a material uncured breach by the Purchaser) in the event that the Offer shall have expired or been terminated in accordance with the terms of the Offer and Merger Agreement without Purchaser or Acquisition Sub having accepted for payment any Shares tendered pursuant to the Offer on or before Termination Date; provided, however, that such termination right is not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in (i) any of the conditions of the Offer (set forth in The Tender Offer — Section 11 – Conditions of the Offer) having failed to be satisfied or (ii) the expiration or termination of the Offer without Purchaser or Acquisition Sub having accepted for payment any and such action or failure to act constitutes a material breach of the Merger Agreement; or

•	terminated by Purchaser in the event that (i) Purchaser and Acquisition Sub are not in material breach of the terms of the Merger Agreement and (ii) the Company breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement such that the conditions of the Offer are not capable of being satisfied by the Termination Date and such breach is incapable or being cured, or is not cured, by the Company within twenty days following receipt of written notice from Purchaser of such breach, violation or inaccuracy;

and within twelve months following the date of such termination, the Company consummates any transaction in respect of an Acquisition Proposal or enters into an agreement in respect of an Acquisition

Proposal which is later consummated, in which case payment shall be made promptly, and in any event within two business days, after the date on which the Company consummates such transaction in respect of such Acquisition Proposal.

The Merger Agreement provides that the Company is not required to pay the Termination Fee on more than one occasion or pay the Termination fee if the Go-Shop Termination Fee has become payable. In addition, in the event that Purchaser receives the Termination Fee as a result of a termination of the Merger Agreement, the receipt of such fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Purchaser, Acquisition Sub, any of their respective affiliates or any other person in connection with the Merger Agreement (including any and all of the transactions contemplated therein and the termination thereof).

Amendment of the Merger Agreement

The Merger Agreement provides that subject to applicable law and subject to the other provisions of the Merger Agreement, including without limitation the required approval of Continuing Directors, the Merger Agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of Purchaser, Acquisition Sub and the Company.

Survival of Representations, Warranties and Covenants

The representations, warranties and covenants of the Company, Purchaser and Acquisition Sub contained in the Merger Agreement will terminate at the Effective Time, and only the covenants that by their terms survive the Acceptance Time will so survive the Acceptance Time in accordance with their respective terms. After the Acceptance Time, neither Purchaser nor Acquisition Sub will be permitted to claim that any breach by the Company of any of its covenants or obligations under the Merger Agreement results in a failure of a condition to consummate the Merger or excuses performance by Purchaser or Acquisition Sub of any of its obligations under the Merger Agreement.

Specific Performance of the Merger Agreement

The Merger Agreement provides that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that since money damages or other legal remedies would not be an adequate remedy for any such damages, in the event of any breach or threatened breach by the Company, on the one hand, or Purchaser and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, the Company, on the one hand, and Purchaser and Acquisition Sub, on the other hand, will be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement.

The Merger Agreement also provides that the Company, on the one hand, and Purchaser and Acquisition Sub, on the other hand, will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement.

Other Agreements

Confidentiality Agreement

Brookfield Capital Partners LLC and the Company entered into the Confidentiality Agreement. Under the terms of the Confidentiality Agreement, Brookfield Capital Partners LLC agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company and to use such information solely for the purpose of reviewing, evaluating and pursuing the possible transaction. The Confidentiality Agreement also includes a standstill provision that remains in effect for a period of eighteen months from the date of the Confidentiality Agreement.

Investment Agreement

On May 4, 2015, the Company and Purchaser entered into an Investment Agreement (the “Investment Agreement”) pursuant to which the Company agreed to issue and sell and Purchaser agreed to purchase and pay for: (i) the Series A Preferred Shares and (ii) shares of Series B Preferred Stock in an amount equal to 150,000 less the number of Series A Preferred Shares, for an aggregate purchase price of $150,000,000 in cash.

The closing of the purchase and sale of the Preferred Stock (the “Preferred Stock Closing”) is expected to occur upon the satisfaction of customary closing conditions set forth in the Investment Agreement, including the expiration or early termination of any applicable waiting period under the HSR Act and the receipt of clearance from the Committee on Foreign Investment in the United States of America without any required condition to mitigate any threat to the national security of the United States that is unacceptable to Purchaser. The Investment Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

Pursuant to the Investment Agreement, the Company is required to reimburse Purchaser for its reasonable, out-of-pocket fees and expenses (including the reasonable fees and expenses of legal counsel, accountants, investment bankers, brokers, or other representatives or consultants) up to $500,000 incurred in connection with that transaction.

Upon issuance, the holders of the Preferred Stock have the right, if a change of control shall have occurred prior to the Preferred Stock Closing, to require the Company to repurchase all or any portion of such holder’s shares of Preferred Stock at an amount equal to the amount that the holders of the Preferred Stock would have received had they converted the Preferred Stock into Shares immediately prior to such change of control.

The proceeds from the sale of the Preferred Stock will be used by the Company, along with its other cash and borrowing resources, to repay the Company’s Senior Subordinated Notes due to mature in November 2015.

Purchaser, Acquisition Sub and the Company expect that the transactions contemplated by the Investment Agreement will be consummated prior to consummation of the Offer. Consummation of the transactions contemplated by the Investment Agreement are independent of consummation of the Offer.

Series A Preferred Stock Certificate of Designation; Series B Preferred Stock Certificate of Designation

The Investment Agreement contains a form of the Series A Preferred Stock Certificate of Designation and Series B Preferred Stock Certificate of Designation (collectively, the “Certificates of Designation”) which will be adopted by the Company’s Board of Directors immediately prior to the Preferred Stock Closing. Upon issuance of the Preferred Stock at the Preferred Stock Closing, Series A Preferred Stock will be immediately convertible, at Purchaser’s option, into Shares, at a conversion price of $5.00 per Share, subject to customary anti-dilution adjustments. Each share of the Series B Preferred Stock will automatically convert into one share of Series A Preferred Stock upon approval by the Company’s stockholders of such conversion in accordance with NYSE requirements (the “Stockholder Approval”). The Company has agreed to seek the Stockholder Approval at the Company’s 2015 annual stockholders meeting.

The Preferred Stock will be entitled to quarterly cash dividends at the rate of 7.0% per annum, as and when declared by the Company’s Board of Directors, prior to any dividend or distribution with respect to any of the Company’s capital stock junior to the Preferred Stock. Dividends will accrue until paid and, if not declared, will be cumulative. If the Company fails to pay a dividend, the dividend rate will increase to 8% per annum until such time as all accrued but unpaid dividends have been paid in full. The Preferred Stock will have a liquidation preference equal to the greater of (x) $1,000 per share, plus all accrued and unpaid dividends thereon, whether or not declared and (y) the amount that the holders of the Preferred Stock would have received had they converted the Preferred Stock into Shares (or Series A Preferred Stock in the case of Series B Preferred Stock) immediately prior to the time of liquidation. The Preferred Stock will rank junior to the Company’s existing and future indebtedness. The Preferred Stock will have certain mandatory redemption rights at the holders’ option following the seventh anniversary of the issue date and certain redemption rights at the option of the Company following the seventh anniversary of the issue date and following the fourth anniversary of the issue date if the daily volume weighted average price of the Shares equals or exceeds 175.0% of the conversion price for at least 40 trading days during a period of 60 consecutive trading days, in each instance at a redemption price per share equal to $1,000 per share plus all accrued and unpaid dividends thereon, whether or not declared. The Series B Preferred Stock has a mandatory redemption right at the holders’ option if the Stockholder Approval is not obtained by a specified date. The holders of Preferred Stock also have the right to require the Company to repurchase all or any portion of each such holder’s shares of Preferred Stock upon a change of control (as defined in the Certificates of Designation). If a change of control occurs prior to the Preferred Stock Closing, the redemption price will be equal to the amount the holders of Preferred Stock would have received in such change of control transaction had they converted the Preferred Stock into Shares immediately prior to such change of control transaction. If the change of control transaction occurs after the Preferred Stock Closing, the redemption price will be equal to fair value calculated in accordance with the formula set forth in the Certificates of Designation (or, if the change of control occurs within the first two years after issuance of the Preferred Stock, 25% of such fair value).

The holders of the Preferred Stock will be entitled to vote as a class on matters adversely affecting the Preferred Stock and, so long as Purchaser and its permitted transferees satisfy certain ownership thresholds, on the election of designated board nominees, and the holders of the Series A Preferred Stock will be entitled to vote together with the holders of Shares, as a single class, on an as converted basis, on other matters. So long as 25% of the originally issued shares of Series A Preferred Stock is outstanding, holders of a majority of the Preferred Stock are entitled to veto rights over issuances of senior or parity securities and changes to the certificate of incorporation of the Company that are adverse to the Preferred Stock.

Stockholder Rights Agreement

The Investment Agreement contains a form of Stockholder Rights Agreement (“Stockholder Rights Agreement”), which will be executed by the Company and Purchaser at the Preferred Stock Closing. Pursuant to the Stockholder Rights Agreement, upon issuance of the Preferred Stock, Purchaser and permitted transferees will have the right to designate two members for election to the Company’s Board of Directors for so long as Purchaser and permitted transferees own at least 75% of the Underlying Shares, excluding all shares of Series A Preferred Stock issued upon conversion of the Series B Preferred Stock (the “Original Preferred Shares”). Purchaser will have the right to designate one such member of the Company’s Board of Directors for so long as Purchaser and permitted transferees own at least 25%, but less than 75%, of the Original Preferred Shares. In addition, for so long as at least 25% of the Original Preferred Shares remain outstanding, the Company will not increase the size of the board to more than 11 members without the prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock.

For so long as Purchaser owns 25% or more of the Preferred Stock, Purchaser will have preemptive rights with respect to equity offerings, to enable Purchaser to maintain its proportionate equity ownership interest, subject to certain exceptions. The Stockholder Rights Agreement also prohibits Purchaser from selling or transferring any of the Preferred Stock to any competitor, key supplier or vendor of the Company as listed on a schedule to the Stockholder Rights Agreement.

Registration Rights Agreement

The Investment Agreement also contains a form of Registration Rights Agreement (the “Registration Rights Agreement”), which will be executed by the Company and Purchaser at the Preferred Stock Closing. The Registration Rights Agreement entitles Purchaser to customary demand, piggyback and shelf registration rights with respect to the shares of common stock underlying the Series A Preferred Stock and any other Shares that Purchaser may acquire.

Investment Limited Guarantee

In connection with the Investment Agreement, Brookfield Capital Partners IV L.P. (“Capital Partners”) delivered a limited guarantee (the “Investment Limited Guarantee”) in favor of the Company, pursuant to which Capital Partners guaranteed performance of the obligations of Purchaser under the Investment Agreement through the Preferred Stock Closing.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Nathan Milikowsky, a member of the Company’s Board of Directors and a stockholder of the Company, and certain of his affiliates entered into a Tender and Support Agreement (the “Support Agreement”) with Purchaser and Acquisition Sub, pursuant to which, among other things, they agreed to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Support Agreement will terminate automatically upon (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the acquisition by Purchaser of all of the Shares owned by Mr. Milikowsky and his affiliates, (iv) any modification or amendment to the Merger Agreement that adversely effects the consideration payable to the Company’s stockholders or (v) the Company’s Board of Directors’ approval, endorsement or recommendation of a Superior Proposal.

Amended and Restated Stockholder Rights Agreement

The Merger Agreement contains a form of Amended and Restated Stockholder Rights Agreement (the “Amended and Restated Stockholder Rights Agreement”), which will be executed by the Company and Purchaser upon consummation of the Offer if the number of Shares tendered and accepted for payment pursuant to the Offer is equal to or greater than the Minimum Condition but less than the Merger Condition. The Amended and Restated Stockholder Rights Agreement will amend and restate the Stockholder Rights Agreement that the Company and Purchaser agreed to enter into upon the closing of the Investment Agreement. The Amended and Restated Stockholder Rights Agreement generally provides for the same rights and obligations as the Stockholder Rights Agreement, except as described below.

In addition to the directors designated pursuant to the rights described under “Stockholder Rights Agreement” (such directors, “Preferred Stock Directors”), if and for so long as Purchaser and its affiliates own at least 35% of the outstanding Shares, on a fully diluted, as-converted basis, Purchaser shall have the right to designate for nomination to the Company’s Board of Directors the number of directors (“Purchaser Directors”) (rounded down to the nearest whole number) that is (i) proportionate to the aggregate percentage ownership of Purchaser and its affiliates less (ii) the number of Preferred Stock Directors.

Pursuant to the Amended and Restated Stockholder Rights Agreement, for so long as (i) a Purchaser Director is on the Company’s Board of Directors, (ii) a Preferred Stock Director is on the Company’s Board of Directors and Purchaser and its affiliates hold a majority of the Original Preferred Shares or (iii) the aggregate percentage ownership of Purchaser and its affiliates of outstanding Shares is equal to or greater than 35% on a fully-diluted, as converted basis, and in each case for a six (6) month period thereafter (the “Standstill Period”), Purchaser and its affiliates shall be subject to a standstill provision which would prohibit Purchaser and its affiliates from, among other things, acquiring any additional Shares for 90 days following the closing of the Tender Offer, thereafter acquiring additional Shares that would increase the beneficial ownership of Purchaser and its affiliates in the Company to more than forty-five (45%) of the outstanding Shares (any such shares, “Additional Shares”), the making of or participating in the solicitation of proxies (other than in accordance with the Company’s Board of Directors’ recommendation), the initiation of stockholder proposals and the acquisition of, or public offer to acquire, any of the assets of the Company or its affiliates, in each case, without the Company’s Board of Directors’ prior approval.

Pursuant to the Amended and Restated Stockholder Rights Agreement, for so long as Purchaser has designation rights to the Company’s Board of Directors, it will, and will cause its affiliates to, vote all Shares and the Preferred Stock in favor of election of each of the Company’s Board of Directors’ nominees for election at any special or annual stockholder meeting. If Purchaser or its affiliates acquire Additional Shares, Purchaser will, and will cause its affiliates, to vote such Additional Shares, either in proportion to the votes of all stockholders entitled to vote (other than Purchaser and its Affiliates) or in accordance with the recommendation of a majority of the directors not designated by Purchaser.

Pursuant to the Amended and Restated Stockholder Rights Agreement, other than arm’s-length transactions approved by the Company’s Board of Directors’ Audit and Finance Committee, transactions between the Company and Purchaser and/or its affiliates would require approval of either (i) a majority of the Company’s directors not designated by Purchaser or (ii) holders of a majority of the outstanding Shares (excluding Shares held by Purchaser and/or its affiliates).

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Capital Partners delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company, pursuant to which Capital Partners guaranteed the payment, performance and discharge of the obligations of Purchaser and Acquisition Sub under the Merger Agreement until the Limited Guarantee is terminated pursuant to its terms.

The foregoing descriptions of the Confidentiality Agreement, Investment Agreement, Investment Limited Guarantee, Series A Preferred Stock Certificate of Designation, Series B Preferred Stock Certificate of Designation, Stockholder Rights Agreement, Registration Rights Agreement, Investment Limited Guarantee, Tender and Support Agreement, Amended and Restated Stockholder Rights Agreement and Limited Guarantee do not purport to be complete and are qualified in their entirety by reference to the applicable documents, copies of which are filed as exhibits to this Schedule TO.

7.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time.

If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	no later than the consummation of the Offer, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be provided to each stockholder of record on the effective date of the Merger in the event that the Merger is consummated without any meeting of the Company’s stockholders pursuant to Section 251(h) or Section 253 of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

8.	Transactions and Arrangements Concerning the Shares.

Except pursuant to the Investment Agreement and Tender and Support Agreement, or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the members of the Purchaser Group nor, to the best knowledge of the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any the members of the Purchaser Group, their subsidiaries or, to the knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between the members of the Purchaser Group, their subsidiaries or, to the knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9.	Certain Relationships between Purchaser or Acquisition Sub and the Company.

There are no relationships between Purchaser or Acquisition Sub or any of their respective affiliates, on the one hand, and the Company, on the other hand, that would require disclosure under the rules and regulations of the SEC applicable to this Offer to Purchase other than in respect of the Merger Agreement and those arrangements described in Special Factors — Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company, Special Factors — Section 6 – The Merger Agreement; Other Agreements, and Special Factors — Section 8 – Transactions and Arrangements Concerning the Shares.

10.	Interests of Directors and Executive Officers in the Offer and the Merger.

In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of the Company should be aware that certain directors and executive officers of the Company have interests in the Offer and the Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Company’s Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”, “Item 4. The Solicitation Or Recommendation” and “Item 8. Additional Information” which description and information is incorporated herein by reference.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date (as defined below), pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to midnight, New York City time, on the Expiration Date and not validly withdrawn as described in The Tender Offer — Section 4 – Withdrawal Rights.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in The Tender Offer — Section 11 – Conditions of the Offer.

The Merger Agreement provides that: (i) Purchaser shall extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE, in any such case which is applicable to the Offer; (ii) in the event that (A) the Minimum Condition is satisfied and any or all of the other conditions of the Offer are not satisfied or waived (if permitted) as of the Initial Expiration Date or the Go-Shop Extension Date (as defined below), Purchaser shall extend the Offer for successive extension periods of ten business days (or any longer or shorter period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions of the Offer; provided, that Purchaser shall not be required to extend the Offer past the Termination Date or (B) the Minimum Condition is not satisfied as of the Initial Expiration Date or the Go-Shop Extension Expiration Date, Purchaser may (in its sole discretion) extend the Offer for successive extension periods of up to ten business days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of the Minimum Condition and certain other conditions set forth in the Merger Agreement that have not then been satisfied or waived (if permitted); and (iii) in the event the Company receives an acquisition proposal during the period (the “Go-Shop Period”) commencing on May 17, 2015 and continuing until 11:59 p.m. (New York City time) on June 21, 2015 which is, or could reasonably be expected to result in a Superior Proposal (as defined below) during the Go-Shop Period, the Company may extend the Go-Shop Period by up to fifteen (15) days (the “Go-Shop Extension”) in order to continue discussions and negotiations with, and permit due diligence by, the Excluded Parties (as defined below), then Purchaser shall extend the Offer until ten business days after the expiration of the Go-Shop Extension (or for such longer period as Purchaser may deem reasonably necessary as may be approved in advance by the Company).

The Merger Agreement provides that Purchaser expressly reserves the right to waive any of the conditions of the Offer and to make any change in the terms of or conditions of the Offer, but that notwithstanding the foregoing, without the prior written consent of the Company in its sole discretion, Purchaser may not (i) waive (A) the Minimum Condition, (B) the condition that any waiting period (and extension thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated, (C) the condition that any governmental authority of competent jurisdiction in the United States shall not have enacted, issued, granted or promulgated any law or order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States or (D) the condition that if the Merger Condition is not satisfied, the Company and Purchaser must execute the Amended and Restated Stockholders Rights Agreement in substantially the form attached to the Merger Agreement or (ii) make any change in the terms of or conditions of the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner required by the Merger Agreement, (D) imposes conditions of the Offer other than those set forth in The Tender Offer — Section 11 – Conditions of the Offer, (E) modifies the conditions of the Offer (set forth in The Tender Offer — Section 11 – Conditions of the Offer), or (F) amends any other term or condition of the Offer in any manner that is material and adverse to the holders of Shares.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in The Tender Offer — Section 4 – Withdrawal Rights. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any condition to the Offer at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period may be required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, neither Purchaser nor, if the Merger Condition is satisfied, Acquisition Sub, shall be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if any of the conditions of the Offer have not been satisfied. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

The Merger Agreement also provides that Purchaser may (but shall not be required to), and in the Offer to Purchase shall reserve the right to, provide for a “subsequent offering period” (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three nor more than twenty business days immediately following the expiration of the Offer. Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, shall accept for payment, and pay for, all Shares that are validly tendered during the “subsequent offering period” promptly (within the meaning of Section 14e-1(c) under the Exchange Act) after any such Shares are validly tendered during the “subsequent offering period”.

During a subsequent offering period, any remaining holders of Shares may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering holders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

The Company has provided us with its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the conditions of the Offer set forth in The Tender Offer — Section 11 – Conditions of the Offer, we will accept for payment and promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares as they are tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Special Factors — Section 16 – Certain Legal Matters; Regulatory Approvals.

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the

Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in The Tender Offer — Section 4 – Withdrawal Rights and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares, such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a

Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser or Acquisition Sub, as applicable.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Acquisition Sub or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of twenty-eight percent). To avoid backup withholding, any U.S. stockholder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any foreign stockholder should submit an IRS Form W-8BEN or W-8BEN-E, as applicable (or other applicable IRS Form W-8), attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time until midnight, New York City time, on the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after July 25, 2015 if Purchaser or, if the Merger Condition has been satisfied, Acquisition Sub has not accepted them for payment by the end of July 25, 2015. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during any subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See The Tender Offer — Section 1 – Terms of the Offer.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Acquisition Sub or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain U.S. Federal Income Tax Consequences of the Offer.

The following is a summary of the material U.S. federal income tax consequences of the Offer and, if applicable, the Merger, to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or, if applicable, whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or, if applicable, the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of the Company compensatory or other equity-based awards, or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, stockholders who received Shares pursuant to the exercise of warrants, stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares) and stockholders that exercise their appraisal right in connection with the Merger. In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and, if applicable, the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and, if applicable, the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or, if applicable, the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or, if applicable, receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of any withholding tax) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or, if applicable, exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or, if applicable, exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or, if applicable, the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 20%. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or, if applicable, the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

A U.S. Holder whose Shares are purchased pursuant to the Offer or, if applicable, exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NYSE under the symbol “GTI.” The following table sets forth the high and low sale prices per Share for each quarterly period within the two preceding fiscal years and during the two preceding quarters of the current fiscal year, as reported by Bloomberg Finance based on published financial sources:

	High	Low
Fiscal Year Ended December 31, 2013
First Quarter	$10.22	$6.41
Second Quarter	$8.69	$6.64
Third Quarter	$8.905	$6.92
Fourth Quarter	$11.738	$7.99
Fiscal Year Ended December 31, 2014
First Quarter	$13.01	$9.16
Second Quarter	$11.92	$10.02
Third Quarter	$10.72	$4.24
Fourth Quarter	$5.19	$3.31
Fiscal Year 2015
First Quarter	$5.187	$3.47
Second Quarter (through May 22, 2015)	$5.08	$3.87

On May 15, 2015, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on the NYSE was $4.95 per Share. On April 29, 2015, the last full day of trading before we announced that certain letter of intent, dated as of April 29, 2015, by and between Brookfield and the Company, relating to the transactions contemplated by the Merger Agreement (the “Letter of Intent”), the reported closing price of the Shares on the NYSE was $4.33 per Share. On May 22, 2015, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $5.04 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends in 2013, 2014 or 2015 and does not anticipate doing so other than in respect of quarterly dividends on the Preferred Stock.

7.	Certain Information Concerning the Company.

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Purchaser nor Acquisition Sub has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, neither Purchaser nor Acquisition Sub assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Purchaser or Acquisition Sub.

General. The Company is a Delaware corporation that manufactures a broad range of graphite electrodes, products essential to the production of electric arc furnace steel, and various other ferrous and nonferrous metals. The Company manufactures carbon, graphite, and semi-graphite refractory products, which protect the walls of blast furnaces and submerged arc furnaces. It also produces needle coke products, a primary raw material needed in the manufacture of graphite electrodes. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Suite 300 Park Center I

6100 Oak Tree Boulevard

Independence, Ohio 44131

(216) 676-2000

Projected Financial Information. In connection with our due diligence review of the Company, the Company made available to us the financial forecasts that are referred to as the “Certain Forecasts” in Item 4. “Solicitation or Recommendation” of the Schedule 14D-9 under the sub-heading entitled “Certain Forecasts.”

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, restricted stock units, stock options or warrants granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 14, 2014 and distributed to the Company’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning Purchaser and Acquisition Sub.

Purchaser, a Delaware limited partnership, was formed solely for the purpose of facilitating Purchaser’s investment in, and potential acquisition of, the Company. The general partner of Purchaser is BPE IV (Non-Cdn) GP LP, a limited partnership formed under the laws of the Province of Manitoba (“BPE IV”). The general partner of BPE IV is Brookfield. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Investment Agreement and the Merger Agreement. We refer to Purchaser, Acquisition Sub, BPE IV and Brookfield, collectively, as the “Purchaser Group”. The business address and business telephone number of Purchaser are as set forth below:

BCP IV GrafTech Holdings LP

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

Acquisition Sub is a Delaware corporation and a wholly-owned subsidiary of Purchaser and was formed solely for the purpose of facilitating Purchaser’s investment in, and potential acquisition of, the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Investment Agreement and the Merger

Agreement. Upon consummation of the Merger, Acquisition Sub will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The business address and business telephone number of Acquisition Sub are as set forth below:

Athena Acquisition Subsidiary Inc.

250 Vesey Street, 15th Floor

New York, New York 10281

(212) 417-7000

The business office address of each member of the Purchaser Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of each member of the Purchaser Group are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.

We estimate that we will need approximately $705 million to purchase all of the Shares we are seeking to purchase pursuant to the Offer and, if the conditions to the merger, including the Merger Condition, are satisfied, to complete the Merger. Purchaser will have, at the expiration of the Offer, sufficient funds for this purpose and, if the Merger Condition is satisfied, will provide sufficient funds to Acquisition Sub. Purchaser expects to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer, and if applicable, to consummate the Merger, from any or all of cash on hand and by means of equity capital contributions at or about the first time as of which Purchaser or Acquisition Sub, if the Merger Condition is satisfied, accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”).

Concurrently with the execution of the Merger Agreement, Capital Partners, which has committed capital in excess of $705 million, delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company, pursuant to which Capital Partners guaranteed the payment, performance and discharge of the obligations of Purchaser and Acquisition Sub under the Merger Agreement until the Limited Guarantee is terminated pursuant to its terms.

10.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, except as approved by Purchaser (which approval will not be unreasonably withheld, conditioned or delayed), the Company will not declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made on the Preferred Stock, if any, or dividends by any direct or indirect wholly-owned subsidiary of the Company to the Company or one of its wholly-owned subsidiaries.

11.	Conditions of the Offer.

For purposes of this Section 11, capitalized terms used in this Section 11 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of the Merger Agreement and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Merger Agreement, Purchaser or, if the Merger Condition is satisfied, Acquisition Sub, shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares validly tendered and not withdrawn pursuant to the Offer in the event that at or prior to the expiration of the Offer:

•	the Minimum Condition shall not have been satisfied;

•	the CFIUS Clearance Condition shall not have been satisfied, unless Purchaser and the Company determine that CFIUS Clearance Condition is unnecessary because it was obtained for a transaction covered by the Investment Agreement;

•	the ITAR Pre-Notification Condition shall not have been satisfied;

•	any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall not have expired or been terminated;

•	any waiting periods, clearances, approvals and/or consents applicable to the transactions contemplated by the Merger Agreement under the antitrust laws of Mexico, Russia, Turkey and South Africa shall not have expired, been terminated or been obtained;

•	if the number of Shares validly tendered in this Offer and not withdrawn is greater than the Minimum Condition but less than the Merger Condition, the execution by the Company and Purchaser of the Amended and Restated Stockholders Rights Agreement in substantially the form attached to the Merger Agreement; or

•	any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

1.	any Governmental Authority of competent jurisdiction in the United States shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, or (ii) issued or granted any Order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States;

2.	the representations and warranties of the Company contained in Section 4.6(a), (b), and (c) (Capitalization) of the Merger Agreement shall not be true and correct in all respects (other than de minimis amounts) immediately prior to the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein, the representations and warranties of the Company contained in Section 4.1 (Organization; Good Standing), Section 4.2 (Corporate Power; Enforceability), Section 4.6(d) (Capitalization), Section 4.25 (Brokers), and Section 4.27 (State Anti-Takeover Statutes) of the Merger Agreement shall not be true and correct in all material respects immediately prior to the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein, all other representations and warranties of the Company contained in the Merger Agreement shall not be true and correct immediately prior to the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct does not have, individually or in the aggregate, a Company Material Adverse Effect;

3.	the Company shall have failed to perform in all material respects the obligations that are to be performed by it under the Merger Agreement at or prior to the expiration of the Offer;

4.	since the date of the Merger Agreement, there shall have occurred a Company Material Adverse Effect;

5.	Purchaser shall not have received a certificate executed by a duly authorized officer of the Company dated as of the date of the Acceptance Time confirming on behalf of the Company that the conditions set forth in items (2), (3), and (4) of this list are duly satisfied immediately prior to the Acceptance Time;

6.	the Company shall have taken any action or made any change in connection with the Shares, including a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action adverse to the interests of Purchaser or any of its Affiliates;

7.	the Company shall have entered into any other tender offer or exchange offer;

8.	the Company’s Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9 or the Schedule 13E-3) in a manner adverse to Purchaser, the Board Recommendation or shall have made a Board Recommendation Change; or

9.	the Merger Agreement shall have been properly and validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Purchaser and Acquisition Sub (subject to certain exceptions described below) may be waived by Purchaser and Acquisition Sub, in whole or in part at any time and from time to time, in the sole discretion of Purchaser and Acquisition Sub. The failure by Purchaser and Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Without the prior written consent of the Company in its sole discretion, Purchaser may not:

•	waive (A) the Minimum Condition, (B) the condition that any waiting period (and extension thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated, (C) the condition that any governmental authority of competent jurisdiction in the United States shall not have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, or (ii) issued or granted any Order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, or (D) if the number of Shares validly tendered in this Offer and not withdrawn is less than the Merger Condition, the delivery and execution of the Amended and Restated Stockholder Rights Agreement; or

•	make any change in the terms of or conditions of the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner required by the Merger Agreement, (D) imposes conditions of the Offer other than those described herein, (E) modifies the conditions described herein, or (F) amends any other term or condition of the Offer in any manner that is material and adverse to the holders of Shares.

12.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 12, based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 12, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods summarized under “Antitrust Compliance” below in this Section 12, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions of the Offer, including, among other conditions, the Antitrust Condition. See The Tender Offer — Section 11 – Conditions of the Offer.

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on May 20, 2015, Purchaser and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period of fifteen (15) calendar days that will expire at 11:59 pm, EDT on June 4, 2015. However, the initial waiting period may be terminated prior to such date and time by the FTC and the Antitrust Division, or we may receive a request for additional information or documentary material(a “Second Request”) from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which we have substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Purchaser) to divest the Shares, or (iv) to require us or the Company to divest substantial assets. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See The Tender Offer — Section 11 – Conditions of the Offer.

Under the Mexican Federal Law on Economic Competition, depending on the number of Shares purchased pursuant to the Offer, the Offer may need to be notified to the Mexican Federal Commission on Economic Competition (“COFECE”) and the parties may be required to observe the relevant waiting periods and obtain clearance from the COFECE. Upon submission of a completed notification to the COFECE, the COFECE will have 15 days to review the notification and issue a second request for information and data. Once the second request for information and data is satisfied, the COFECE has 60 days to complete its review of the Offer and issue a ruling on whether the transaction raises competition concerns. In certain circumstances, the COFECE can extend the waiting period to complete its review.

Under the Russian Law on Protection of Competition, depending on the number of Shares purchased pursuant to the Offer, the Offer may need to be notified to the Federal Antimonopoly Service (“FAS”) and the parties may be required to observe the relevant waiting periods and obtain clearance from the FAS. Upon submission of a completed notification, the FAS will have 30 days to review the Offer and decide whether the Offer raises competition concerns. If the FAS concludes that the Offer does not raise competition concerns, the Offer will be cleared within the first 30-day period. If the FAS concludes that the Offer raises competition concerns, the FAS can initiate a second-stage investigation during which the FAS has two additional months to determine whether to clear the transaction or impose conditions.

Under the Competition Act 89 of 1998, as amended, depending on the number of Shares purchased pursuant to the Offer, the Offer may need to be notified to the South Africa Competition Commission (“SACC”) and the parties may be required to observe the relevant waiting periods and obtain clearance from the SACC. Upon certifying that a submitted merger control filing is complete, the SACC has 20 business days to issue a decision, and the SACC may further extend the relevant waiting period by no more than 40 business days.

Under the Turkish Law on Protection of Competition, depending on the number of Shares purchased pursuant to the Offer, the Offer may need to be notified to the Turkish Competition Authority and the parties may be required to observe the relevant waiting periods and obtain clearance from the Turkish Competition Authority. Upon submission of a completed notification, the Turkish Competition Authority will have 30 days to review the Offer and decide whether the Offer raises competition concerns. The Turkish Competition Authority may extend the waiting period if it determines that an in-depth investigation is required.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, we and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger, if applicable, should violate applicable antitrust laws. Nevertheless, neither we nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See The Tender Offer — Section 11 – Conditions of the Offer.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company’s Board of Directors approved the Merger Agreement on May 17, 2015 and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See The Tender Offer — Section 11 – Conditions of the Offer.

Committee on Foreign Investment in the United States

The Exon-Florio Amendment empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the Exon-Florio Amendment, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties filed a voluntary notice with CFIUS pursuant to the Exon-Florio Amendment and its implementing regulations on May 18, 2015 in connection with the transactions contemplated by the Investment Agreement. If CFIUS determines that the transaction contemplated by the Investment Agreement is subject to Exon-Florio and grants clearance in connection with the Investment Agreement, satisfaction of the CFIUS Clearance Condition will not be required for consummation of the Offer or the Merger. See The Tender Offer — Section 11 – Certain Conditions of the Offer.

Legal Proceedings

None.

13.	Fees and Expenses.

Purchaser has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, electronic mail, telephone, telecopy, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Purchaser nor Acquisition Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

14.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Purchaser or Acquisition Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.

Purchaser and Acquisition Sub have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company’s Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in The Tender Offer — Section 7 – Certain Information Concerning the Company.

BCP IV GrafTech Holdings LP

Athena Acquisition Subsidiary Inc.

May 26, 2015

SCHEDULE I:

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND ACQUISITION SUB

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director, executive officer, managers and general partners of the Purchaser Group and their affiliates are set forth below.

1.	Purchaser

The general partner of Purchaser is BPE IV (Non-Cdn) GP LP, a limited partnership formed under the laws of the Province of Manitoba (“BPE IV”). The general partner of BPE IV is Brookfield Capital Partners Ltd. (“Brookfield”). The principal office address of BPE IV and Brookfield is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The telephone number of BPE IV and Brookfield is (416) 363-9491. The name, citizenship, business address, present principal occupation or employment material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Brookfield are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The telephone number at such office is (416) 363-9491.

Name and Position	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Jaspreet Dehl (Director and Senior Vice President and Secretary)	Canada	See below.

Joseph Freedman (Director and Senior Managing Partner)	Canada	Mr. Freedman is a Senior Managing Partner at Brookfield in the private equity group. Since joining Brookfield in 2002, Mr. Freedman has held a number of positions including general counsel and partner responsible for M&A transaction execution and fund formation and operations.

David Nowak (Director and Managing Partner)	Canada	See below.

Peter Gordon (Managing Partner)	Canada	Mr. Gordon is a Managing Partner at Brookfield in the private equity group. Mr. Gordon joined Brascan (the predecessor to Brookfield) in 1998.

David Gregory (Vice President)	Canada	See below.

Jon Haick (Senior Managing Partner)	Canada	Mr. Haick is a Senior Managing Partner at Brookfield and the Chief Executive Officer of Brookfield Europe. Mr. Haick joined Brookfield’s private equity group in 2005 and has worked in a number of investment and operating roles within the group since that time. The business address for Mr. Haick is 99 Bishopsgate London, UK EC2M 3XD, and the telephone number at such address is +44 20 7408 8301.

Aaron Kline (Vice President)	Canada	Mr. Kline is Senior Vice President of taxation at Brookfield. Mr. Kline joined Brookfield in 2009 and was previously part of the M&A tax group at PricewaterhouseCoopers LLP.

Name and Position	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Cyrus Madon (Senior Managing Partner)	Canada	Mr. Madon is the Senior Managing Partner of Brookfield responsible for Brookfield’s private equity and lending activities. Mr. Madon joined Brookfield in 1998 when he was appointed Chief Financial Officer of Brookfield’s real estate brokerage business.

Pierre McNeil (Senior Vice President)	Canada	Mr. McNeil is Senior Vice President and Chief Operating Officer of Brookfield’s private equity group. Mr. McNeil joined Brookfield in 1991. Previously, he was Senior Vice President, Human Resources and Wood Products of Fraser Papers, a Brookfield affiliate.

Jim Reid (Managing Partner)	Canada	Mr. Reid is Managing Partner of Brookfield, based in Calgary, where he is responsible for Brookfield’s energy lending business and for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in Brookfield Infrastructure’s energy segment. Mr. Reid joined Brookfield in 2003. The business address for Mr. Reid is 335 8th Avenue SW, Calgary, AB T2P 1C9 and the telephone number at such address is (403) 770-7215.

Schultz (Vice President)	Canada	Mr. Schultz is a Vice President of Brookfield based in Calgary and has been with Brookfield since 2012. Prior to joining Brookfield, he was the CFO & VP of Finance at Waldron Energy Corp. The business address for Mr. Schultz is 335 8th Avenue SW, Calgary, AB T2P 1C9 and the telephone number at such address is (403) 770-7215.

2.	Acquisition Sub.

The name, citizenship, business address, present principal occupation or employment material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Acquisition Sub are set forth below. The business address of Mssrs. Blattman and Neiman is 250 Vesey Street, 15th Floor, New York, New York 10281. The telephone number at such office is (212) 417-7000. The business address for Ms. Dehl and Mssrs. Nowak and Gregory is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3 and the telephone number at such address is (416) 363-9491.

Name and Position	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Barry Blattman (Director and Senior Managing Partner)	United States	Mr. Blattman is the Senior Managing Partner of Brookfield responsible for Brookfield’s global opportunistic real estate investment programs. Mr. Blattman joined Brookfield in 2002.

Name and Position	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Jaspreet Dehl (Director and Senior Vice President and Secretary)	Canada	Ms. Dehl is a Senior Vice President at Brookfield in the private equity group. Ms. Dehl has held a number of positions at Brookfield, including Senior Vice President, Finance and Operations for the private equity group and Senior Vice President, Finance and Operations in the private funds group. Ms. Dehl joined Brookfield in 2011. Prior to joining Brookfield, Ms. Dehl was part of the Financial Advisory Practice at Deloitte and specialized in transaction execution services to private equity clients and corporate restructuring services.

David Neiman (Director and Senior Vice President)	United States	Mr. Neiman is a Senior Vice President at Brookfield in the private equity group. Mr. Neiman joined Brookfield in 2006 and focuses on business development, due diligence, deal execution and general corporate finance matters.

David Nowak (Managing Partner)	Canada	Mr. Nowak is a Managing Partner at Brookfield in the private equity group. Prior to joining Brookfield in 2011, Mr. Nowak was a Managing Director at Westerkirk.

David Gregory (Vice President)	Canada	Mr. Gregory is a Vice President at Brookfield in the private equity group. Prior to joining Brookfield in 2010, Mr. Gregory was an investment banking analyst at Genuity Capital Markets.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

If delivering by mail:

By First Class, Registered or Certified Mail:

Computershare Trust Company, N.A.

c/o Voluntary Corporate Actions

PO Box 43011

Providence, RI 02940-3011

By Express or Overnight Delivery:

Computershare Trust Company, N.A.

c/o Voluntary Corporate Actions

250 Royall Street, Suite V

Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders, Banks and Brokers

Call Toll Free:

866-856-2826

Or email: graftech@georgeson.com